1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date July 25, 2016	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about any of the contents of this circular or as to what action to take in relation to this circular, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Yanzhou Coal Mining Company Limited, you should at once hand this circular to the purchaser(s) or transferee(s) or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

(1) PROPOSED APPLICATION FOR THE ISSUE OF

NOT MORE THAN 538,000,000 A SHARES IN THE PRC; AND

(2) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The notices convening the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting to be held at the headquarter of the Company at 298 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC at 9:00 a.m., 11:00 a.m. and 11:30 a.m. respectively on Friday, 19 August 2016 were published on Monday, 4 July 2016.

Whether or not you are able to attend the respective meetings in person, you are strongly advised to complete and sign the form of proxy in accordance with the instructions printed thereon. The form of proxy shall be lodged with the Company’s H Share Registrar, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong (for holders of H Shares) or the Office of the Secretary to the Board at 298 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC (for holders of A Shares) as soon as possible but in any event not later than 24 hours before the time appointed for the holding of the relevant meeting(s) or any adjourned meeting(s) (as the case may be).

Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting(s) or any adjourned meeting(s) should you so wish.

25 July 2016

– i –

DEFINITIONS

In this circular, unless the context requires otherwise, the following expressions have the following meaning:

“A Shareholders”	holders of A Shares;

“A Shareholders Class Meeting”	the 2016 second class meeting of A Shareholders to be held at the headquarter of the Company at 298 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC at 11:00 a.m. on Friday, 19 August 2016 to consider and, if thought fit, approve, among other things, the specific mandate relating to the Additional A Shares Issue and the proposed amendments to the Articles of Association;

“A Shares”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are subscribed for and fully paid in RMB and are listed on the Shanghai Stock Exchange;

“Additional A Shares Issue”	the proposed non-public issuance of not more than 538,000,000 new A Shares to specific subscribers in the PRC, which shares are proposed to be listed and traded on the Shanghai Stock Exchange;

“ADSs”	American depositary shares, each representing ownership of 10 H Shares, which are listed on New York Stock Exchange Inc.;

“Articles of Association”	the articles of association of the Company;

“Board”	the board of directors of the Company;

“Class Meetings”	the A Shareholders Class Meeting and the H Shareholders Class Meeting;

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

“CSRC”	China Securities Regulatory Commission;

“Director(s)”	directors of the Company;

“EGM”	the 2016 first extraordinary general meeting of the Company to be held at the headquarter of the Company at 298 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC at 9:00 a.m. on Friday, 19 August 2016 to consider and, if thought fit, approve, among other things, the specific mandate relating to the Additional A Shares Issue and the proposed amendments to the Articles of Association;

“H Shareholders”	holders of H Shares;

DEFINITIONS

“H Shareholders Class Meeting”	the 2016 second class meeting of H Shareholders to be held at the headquarter of the Company at 298 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC at 11:30 a.m. on Friday, 19 August 2016 to consider and, if thought fit, approve, among other things, the specific mandate relating to the Additional A Shares Issue and the proposed amendments to the Articles of Association;

“H Shares”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Stock Exchange;

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong”	The Hong Kong Special Administrative Region of the PRC;

“Jiutai Energy”	Jiutai Energy Inner Mongolia Co., Ltd. , a limited liability company incorporated in the PRC;

“Latest Practicable Date”	19 July 2016, being the latest practicable date of ascertaining certain information contained in this circular before the issuing of this circular;

“Listing Rules”	Rules Governing the Listing of Securities on the Stock Exchange;

“PRC”	The People’s Republic of China excluding, for the purpose of this circular only, Hong Kong, Macau Special Administrative Region of the PRC and Taiwan;

“Price Determination Date”	the date of the Company’s announcement on the resolutions at the 22nd meeting of the 6th session of the Board which was posted on the website of the Shanghai Stock Exchange;

“Price Determination Period”	the period of 20 trading days of A Shares on the Shanghai Stock Exchange immediately prior to the Price Determination Date;

“Proceeds”	the proceeds raised from the Additional A Shares Issue;

“Projects”	the various projects as described under the paragraph headed “Use of Proceeds” in this circular to which the Proceeds are intended to be applied;

DEFINITIONS

“Repurchase of H Shares”	According to the authorization of the shareholders meeting of the Company, the Company has made 3 H shares repurchase in December 2015, totaling 6,384,000 H shares. As at the Latest Practicable Date, the cancelation of the abovementioned H paper shares have been completed in Central Registration Hong Kong Limited, but changes in registration domestically have not been completed. The Company will complete all the cancelation in Hong Kong regarding the repurchase of H shares after the completion of changes in registration domiestically;

“RMB”	Renminbi, the lawful currency of the PRC for the time being;

“Shareholders”	the shareholders of the Company;

“Stock Exchange”	The Sock Exchange of Hong Kong Limited;

“Yankuang Group”	Yankuang Group Company Limited , a state-controlled limited liability company and the controlling Shareholder of the Company holding directly and indirectly approximately 56.60% of the total issued share capital of the Company as at the Latest Practicable Date;

“Zhongyin Leasing”	Zhongyin Financial Leasing Co., Ltd. , a limited liability company incorporated in the PRC and a subsidiary of the Company;

“%”	per cent.

For illustration purposes only, the exchange rate adopted in this circular was RMB0.86 to HK$1.00.

LETTER FROM THE BOARD

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Directors:	Registered office:
Li Xiyong	298 South Fushan Road
Li Wei	Zoucheng
Wu Xiangqian	Shandong Province PRC
Wu Yuxiang	Postal Code: 273500
Zhao Qingchun
Guo Dechun	Principal place of business in Hong Kong:
Guo Jun	Rooms 2008-12
20/F., The Center
Independent non-executive Directors:	99 Queen’s Road Central
Wang Lijie	Hong Kong
Jia Shaohua
Wang Xiaojun
Qi Anbang

25 July 2016

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED APPLICATION FOR THE ISSUE OF

NOT MORE THAN 538,000,000 A SHARES IN THE PRC; AND

(2) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

I.	INTRODUCTION

Reference is made to the announcements of the Company dated 16 June 2016 and the announcement of the Company dated 4 July 2016.

At the Board meeting held on 16 June 2016, the Board resolved to convene the EGM and the Class Meetings to obtain the Shareholders’ approval for, among other things, the Additional A Shares Issue and the proposed amendments to the Articles of Association.

The purpose of this circular is to provide you with details of, among others, the Additional A Shares Issue and the proposed amendments to the Articles of Association.

II.	ADDITIONAL A SHARES ISSUE

The Company proposes to issue not more than 538,000,000 new A Shares to the specific subscribers by way of non-public issuance, representing approximately 18.18% of the total A Shares and approximately 10.95% of the total shares of the Company respectively at the Latest Practicable Date, assuming that the Repurchase of H Shares is completed and no other change occurs to the shareholding structure of the Company before completion of Additional A Shares Issue. The Company will seek a specific mandate in respect of the Additional A Shares Issue from the Shareholders which will be valid for 12 months from passing the relevant resolutions at the EGM and the Class Meetings. The Additional A Shares Issue is subject to, among other things, obtaining necessary approval from CSRC. As at the Latest Practicable Date, the Company has not made the relevant application to CSRC and such formal application to CSRC can only be made after obtaining relevant approvals from the Shareholders at the EGM and the Class Meetings. Specific terms of the Additional A Shares Issue will be determined in accordance with the approval from CSRC.

LETTER FROM THE BOARD

The new A Shares under the Additional A Shares Issue are proposed to be issued to not more than ten specific investors, including securities investment fund management companies, securities companies, trust investment companies, finance companies, insurance institutional investors, qualified foreign institutional investors, other institutional investors and individual investors that meet the requirements of CSRC. A securities investment fund management company subscribing through over two funds managed by it will be regarded as one subscriber. Trust investment companies may only pay the subscription price with their own funds. To the best knowledge, information and belief of the Directors, the target subscribers are third parties independent of the Company and its connected persons.

The target subscribers will be determined based on the prices offered by subscribers in the principle of price precedence after the Company obtains the approval in respect of the Additional A Shares Issue from CSRC. A proposal will be submitted to the EGM to authorize the Board to determine the specific target subscribers.

1.	General Information of the Additional A Shares Issue

1.1.	Class and nominal value of shares to be issued

The shares of the Company to be issued under the Additional A Shares Issue are A Shares with the nominal value of RMB1.00 per A Share.

1.2.	Method and time of issuance

All new A Shares under the Additional A Shares Issue will be offered to the specific target subscribers by way of non-public issuance, which shall be issued as appropriate within six months from the date of obtaining the approval from CSRC in respect of the Additional A Shares Issue.

1.3.	Issue price and pricing principle

The Price Determination Date of the new A Shares under the Additional A Shares Issue is the date of the Company’s announcement on the resolutions at the 22nd meeting of the 6th session of the Board. The issue price of the new A Shares under the Additional A Shares Issue will be not less than RMB8.32 per A Share, being not less than 90% of the average trading price per A Share as quoted on the Shanghai Stock Exchange for the Price Determination Period (which is calculated by dividing the total turnover of the A Shares during the Price Determination Period by the total trading volume of the A Shares during the same period) and adjusted by excluding dividend according to the situation of profits distribution of the Company as at 30 June 2016 (cash dividend of RMB0.01 per share (tax inclusive)).

The basic issue price of new A Shares to be issued under the Additional A Shares Issue will be adjusted in case of any other ex-rights or ex-dividend matters, during the period from the Price Determination Date to the date of issuing such new A Shares. After necessary approvals for the Additional A Shares Issue from CSRC are obtained and in accordance with the provisions of relevant laws and regulations and the requirements from other regulatory authorities, the actual issue price will be determined by the Board pursuant to the authorization to be granted by the Shareholders in consultation with the sponsor (lead underwriter) and having regard to the market consultation.

LETTER FROM THE BOARD

The net price to the Company of each new A Share to be issued under the Additional A Shares Issue will be determined and disclosed upon completion of the Additional A Shares Issue and the determination of the relevant expenses incurred or to be incurred in relation to the Additional A Shares Issue in accordance with the requirements of the Listing Rules.

The closing price of H Shares as at 16 June 2016 (being the date of the announcement of the Company in relation to the Additional A Shares Issue) is HK$4.21 per H Share. The closing price of A Shares as at 16 June 2016 (being the date of the announcement of the Company in relation to the Additional A Shares Issue) is RMB8.84 per A Share. The closing price of H Shares as at the Latest Practicable Date is HK$5.07 per H Share. The closing price of A Shares as at the Latest Practicable Date is RMB12.48 per A Share.

The minimum issue price of the new A Shares (i.e. RMB8.32 per A Share) represents:

(i)	a discount of approximately 5.88% to the closing price of RMB8.84 per A Share as quoted on the Shanghai Stock Exchange as at 16 June 2016, being the date of the announcement of the Company in relation to the Additional A Shares Issue;

(ii)	a discount of approximately 33.33% to the closing price of RMB12.48 per A Share as quoted on the Shanghai Stock Exchange as at the Latest Practicable Date; and

(iii)	a premium of approximately 90.83% to the closing price of HK$5.07 per H Share (equivalent to approximately RMB4.36 per H Share) as quoted on the Stock Exchange as at the Latest Practicable Date.

1.4.	Number of shares to be issued

The Company proposes to issue not more than 538,000,000 new A Shares (inclusive) with an aggregate nominal value of not more than RMB538,000,000, representing (i) approximately 10.95% of the total number of shares of the Company and approximately 18.18% of the total number of A Shares as at the Latest Practicable Date assuming that the Repurchase of H Shares is completed and no other change occurs to the shareholding structure of the Company before completion of Additional A Shares Issue and (ii) approximately 9.87% of the total number of shares of the Company and approximately 15.38% of the total number of A Shares as enlarged by the number of new A Shares to be issued pursuant to the Additional A Shares Issue (assuming that the maximum number of 538,000,000 new A Shares are issued and subscribed for, the Repurchase of H Shares is completed and no other change occurs to the shareholding structure of the Company before completion of Additional A Shares Issue).

The maximum number of new A Shares to be issued under the Additional A Shares Issue will be adjusted in case of ex-rights or ex-dividend matters, during the period from the Price Determination Date to the date of issuing such new A Shares. Within the abovementioned scope, the actual number of new A Shares to be issued will be determined by the Board pursuant to the authorization to be granted by the Shareholders and in consultation with the sponsor (lead underwriter) and having regard to the market conditions at the time of issuance.

LETTER FROM THE BOARD

1.5.	Use of Proceeds

The amount of gross Proceeds is expected to be not more than RMB6,000,000,000. The Company intends to use such Proceeds (after deducting the issuance expenses) for the following purposes:

Intended use of Proceeds	Total amount of capital required	Proposed amount of Proceeds to be applied
	(RMB)	(RMB)

1. Acquisition of 52% equity interests in Jiutai Energy	1,840,240,000	1,800,000,000
2. Increase in the registered capital of Zhongyin Leasing	5,000,000,000	2,400,000,000
3. Repayment of bank loans	—	1,800,000,000

Total	—	6,000,000,000

The net Proceeds will not exceed the total amount of capital required by the Projects. In the event that the actual amount of Proceeds is less than the total amount of Proceeds proposed to be applied to the Projects set out above, the Company will use self-raised funds to fund the shortfall. Under the circumstance that the availability of Proceeds is inconsistent with implementation schedule of the Projects, the Company may first fund the Projects by other capital according to actual situations, which capital shall be exchanged with the Proceeds when they are available in compliance with requirements and procedures as prescribed by relevant laws and regulations.

1.6.	Lock-up period

The subscribers who subscribe for the new A Shares under the Additional A Shares Issue shall not dispose any of such A Shares within a period of 12 months from the date of completion of the Additional A Shares Issue (the “Lock-up Period”). The Company will apply for listing of and permission to deal in the new A Shares under the Additional A Shares on the Shanghai Stock Exchange after the expiration of the Lock-up Period.

1.7.	Arrangement relating to the accumulated undistributed profits

Upon completion of the Additional A Shares Issue, holders of the new A Shares, together with all existing Shareholders will be entitled to all undistributed profits of the Company prior to completion of the Additional A Shares Issue.

1.8.	Validity of resolution

The resolution regarding the Additional A Shares Issue will be valid for 12 months following the approval of the Additional A Shares Issue at the EGM and the Class Meetings.

1.9.	Place of Listing

The new A Shares to be issued under the Additional A Shares Issue will be listed and traded on the Shanghai Stock Exchange upon expiration of the Lock-up Period.

LETTER FROM THE BOARD

1.10.	Method of subscription

All new A Shares to be issued under the Additional A Shares Issue shall be subscribed for in cash.

2.	Effect of the Additional A Shares Issue on the Company’s Shareholding Structure

The following table sets out the shareholding structure of the Company as at the Latest Practicable Date and immediately after completion of the Additional A Shares Issue, assuming that 538,000,000 new A Shares in aggregate are issued under the Additional A Shares Issue, the Repurchase of H Shares is completed and no other change to the shareholding structure of the Company before completion of Additional A Shares Issue:

Name of Shareholder		As at the Latest Practicable Date		Immediately after completion of the Additional A Shares Issue
		Number of shares in issue	% (Note 2) (approx.)	Number of shares in issue	% (Note 2) (approx.)

Yankuang Group and its associates (Note 1)		2,780,000,000	56.60%	2,780,000,000	51.01%
Including:	A Shares	2,600,000,000	52.93%	2,600,000,000	47.71%
	H Shares	180,000,000	3.66%	180,000,000	3.30%

Other Shareholders		2,132,016,000	43.40%	2,670,016,000	48.99%
Including:	A Shares	360,000,000	7.33%	898,000,000	16.48%
	H Shares	1,772,016,000	36.08%	1,772,016,000	32.51%

Total		4,912,016,000	100%	5,450,016,000	100%

Notes:

1.	As at the Latest Practicable Date and assuming the Repurchase of H Shares is completed, Yankuang Group directly held 2,600,000,000 A Shares, representing 52.93% of the total share capital of the Company; the wholly-owned subsidiary of Yankuang Group incorporated in Hong Kong held 180,000,000 H Shares, representing 3.66% of the total share capital of the Company; Yankuang Group and its wholly-owned subsidiary incorporated in Hong Kong held in aggregate 2,780,000,000 Shares, representing 56.60% of the total share capital of the Company.
2.	The percentages are subject to rounding differences, if any.

The Additional A Shares Issuance will not lead to any change in the control over the Company and Yankuang Group will remain as the controlling Shareholder of the Company after completion of the Additional A Shares Issuance.

3.	Fund Raising in the Past 12 Months

The Company has not conducted any fund raising activity involving issue of equity securities in the period of 12 months preceding the Latest Practicable Date.

LETTER FROM THE BOARD

4.	Reasons for and Benefits of the Additional A Shares Issue

The Additional A Shares Issue will provide capital support for the Company’s long-term development, increase its profitability and improve its market position. After completion of the Additional A Shares Issue, part of the Proceeds will be utilized for the acquisition of 52% equity interest in Jiutai Energy and the control over Jiutai Energy will enable the Company to further optimize its allocation of resources in Shaanxi-Mongolia base, realize the synergetic development of coal and coal chemical industry, facilitate the clean and efficient exploitation and use of coal resources, improve the comprehensive competence of the Company and provide a solid foundation for the Company’s sustainable development. The increase in the registered capital of Zhongyin Leasing will improve the capital strength of the Company’s financial leasing business, satisfy the development requirement of Zhongyin Leasing to enlarge its scale of business and increase the competitive advantages, and increase the Company’s profitability to achieve industrial synergy and efficiency. At the same time, the Additional A Shares Issue will also optimize the capital structure of the Company, provide necessary capital condition to accomplish the Company’s development strategic plan, relieve the capital pressure of the Company, improve the Company’s financial condition and increase the Company’s capability to withstand risks.

Accordingly, the Directors (including the independent non-executive Directors) consider that the Additional A Shares Issue is fair and reasonable and in the interests of the Company and the Shareholders as a whole.

In addition, the following resolutions will also be proposed at the EGM and/or the Class Meetings (as the case may be) for the Shareholders to consider and, if thought fit, approve, in accordance with the relevant PRC regulatory requirements:

a)	Proposal in relation to the Company in compliance with the requirements of non-public issuance of shares will be proposed at the EGM for the Shareholders to consider and approve. The main content of the aforesaid proposal is that the Company has satisfied the requirements under the existing relevant laws and regulations and meets the substantive conditions in relation to the non-public issuance of A Shares;

b)	Proposal in relation to the feasibility analysis report of utilizing the proceeds raised from the non-public issuance of A Shares by Yanzhou Coal Mining Company Limited will be proposed at the EGM for the Shareholders to consider and approve, the text of which is set out in Appendix I to this circular. Details of the aforesaid proposal were contained in the overseas regulatory announcement of the Company published on the website of the Stock Exchange on 16 June 2016;

c)	Proposal in relation to the non-public issuance of A Shares by Yanzhou Coal Mining Company Limited will be proposed at the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting, respectively, for the Shareholders to consider and approve. Details of the aforesaid proposal were contained in the overseas regulatory announcement of the Company published on the website of the Stock Exchange on 16 June 2016. The major details of the aforesaid proposal were contained in the section headed “Additional A Shares Issue” in this Letter from the Board, the Notice of 2016 First Extraordinary General Meeting of the Company published on the website of the Stock Exchange on 4 July 2016 and Appendices I to IV to this circular;

LETTER FROM THE BOARD

d)	Proposal in relation to the dilution of immediate return and remedial measures upon the non-public issuance of shares by the Company will be proposed at the EGM for the Shareholders to consider and approve, the text of which is set out in Appendix II to this circular. Details of the aforesaid proposal were contained in the overseas regulatory announcement of the Company published on the website of the Stock Exchange on 16 June 2016;

e)	Proposal in relation to certain commitments by the controlling Shareholders, Directors and senior management of the Company on the recovery of immediate return will be proposed at the EGM for the Shareholders to consider and approve, the text of which is set out in Appendix III to this circular. Details of the aforesaid proposal were contained in the overseas regulatory announcement of the Company published on the website of the Stock Exchange on 16 June 2016; and

f)	Proposal in relation to the plan for return to the Shareholders for the forthcoming three years (2016-2018) of Yanzhou Coal Mining Company Limited will be proposed at the EGM for the Shareholders to consider and approve, the text of which is set out in Appendix IV to this circular. Details of the aforesaid proposal were contained in the overseas regulatory announcement of the Company published on the website of the Stock Exchange on 16 June 2016.

III.	PROPOSED AUTHORIZATION TO THE BOARD TO DEAL WITH MATTERS RELATING TO THE ADDITIONAL A SHARES ISSUE

For the purposes of the Additional A Shares Issue, a resolution will be proposed by the Board at the EGM to authorize the Board to deal with the matters relating to the Additional A Shares Issue at its full discretion.

The authorization proposed to be granted to the Board shall include without limitation:

(1)	To formulate and implement specific plans of the Additional A Shares Issue, including the time of issuance, the number of shares to be issued, the date of commencement and end of issuance and the issue price pursuant to laws, regulations and any other regulatory documents and the Articles of Association and subject to the requirements of securities regulatory authorities and the actual circumstance of the Company;

(2)	To determine and engage intermediaries such as sponsor, and to amend, supplement, sign, submit, report and execute each agreement and document related to the Additional A Shares Issue, including but not limited to underwriting and sponsor agreements and the equity purchase agreement related to the Projects;

(3)	To publish the notices of the EGM and the Class Meetings as appropriate and to make, amend and submit the application materials of the Additional A Shares Issue subject to requirements of securities regulatory authorities;

(4)	To deal with the lock-up and listing procedures of the Additional A Shares Issue on the Shanghai Stock Exchange after completion of the Additional A Shares Issue;

LETTER FROM THE BOARD

(5)	To amend corresponding articles of the Articles of Association in relation to the change of share capital of the Company as a result of the Additional A Shares Issue, and to deal with the increase in registered capital of the Company and the registration of changes with the relevant administration for industry and commerce bureau according to the result of the Additional A Shares Issue;

(6)	To adjust specific plans of the Projects within the scope of relevant resolutions as approved at the EGM and Class Meetings and subject to the requirements of relevant management authorities and the actual circumstance of the securities market;

(7)	To propose at the general meeting of the Company to authorise the Board to adjust the specific plans of the Additional A Shares Issue in the event that there is any change of the requirements of regulatory authorities or the regulations, policies or market conditions related to the Additional A Shares Issue, except for matters which must be re-voted by Shareholders at the general meeting according to relevant laws, administrative regulations, the Articles of Association and the requirements of regulatory authorities;

(8)	To deal with other matters related to the Additional A Shares Issue; and

(9)	The authorization will be effective for 12 months commencing from the date on which it is approved at the EGM.

IV.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The twenty-second meeting of the sixth session of the Board approved the amendments to the Articles of Association, and agreed to submit the same to the EGM for discussion and consideration.

The Company proposed to made further amendments to the articles in relation to distribution of profits of the Articles of Association in accordance with the Notice on the Further Implementation of Matters Related to the Listed Company’s Cash Dividends, the Regulatory Guideline No.3 on Listed Company – Listed Company’s Cash Dividends and the Guidance on Articles of Association of Listed Companies promulgated by CSRC and the Guideline on Listed Company’s Cash Dividends promulgated by the Shanghai Stock Exchange. Details of proposed amendments to the Articles of Association are set out in Appendix V to this circular.

In addition, as a result of the issue of new A Shares pursuant to the Additional A Shares Issue, the shareholding structure of the Company will change upon completion of the Additional A Shares Issue and as such, the Articles of Association will need to be amended to reflect the relevant changes. The Board will make necessary amendments to articles No.19, No.20 and No.23 of the Articles of Association after completion of the Additional A Shares Issue according to the authorization to be granted by the Shareholders. The exact amendments to the Articles of Association cannot be confirmed unless and until the Additional A Shares Issue has been completed.

V.	EGM AND CLASS MEETINGS

The Company will convene the EGM and the Class Meetings for the Shareholders to consider and, if thought fit, to approve, amongst other things, the Additional A Shares Issue and the proposed amendments to the Articles of Association. Details of the EGM and the Class Meetings and resolutions to be considered at such meetings are set out in the Notice of 2016 First Extraordinary General Meeting, Notice of 2016 Second Class Meeting of the Holders of A Shares and Notice of 2016 Second Class Meeting of the Holders of H Shares which have been despatched by the Company on 4 July 2016.

LETTER FROM THE BOARD

It should be noted that in addition to the approvals being sought from the Shareholders at the EGM and the Class Meetings, the Additional A Shares Issue is also subject to approval by CSRC and relevant PRC authorities. There is no assurance that the Additional A Shares Issue will proceed. Investors are advised to exercise caution in dealing in H Shares. Further details of the Additional A Shares Issue will be disclosed by the Company when the Additional A Shares Issue materializes.

VI.	RECOMMENDATION OF THE BOARD

The Board considers that the resolutions set out in the notices convening the EGM and the Class Meetings are in the interest of the Company and the Shareholders as a whole. Accordingly, the Board recommends the Shareholders to vote in favour of such resolutions to be proposed at the EGM and the Class Meetings.

VII.	ADDITIONAL INFORMATION

Your attention is also drawn to the appendices to this circular.

VIII. RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

By order of the Board
YANZHOU COAL MINING COMPANY LIMITED
Li Xiyong
Chairman

APPENDIX I	FEASIBILITY ANALYSIS REPORT OF UTILIZING THE PROCEEDS RAISED FROM THE NON-PUBLIC ISSUANCE OF A SHARES

The English version of this Appendix is an unofficial translation of its Chinese version prepared for reference only. In case of any discrepancy between the two versions, the Chinese version shall prevail.

FEASIBILITY ANALYSIS REPORT OF

UTILIZING THE PROCEEDS RAISED FROM

THE NON-PUBLIC ISSUANCE OF A SHARES

BY YANZHOU COAL MINING COMPANY LIMITED

I.	INTENDED USE OF PROCEEDS

Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or the “Company”) proposes to issue no more than 538,000,000 (including 538,000,000) A Shares to no more than ten specific investors (the “Non-Public Issuance”). The proceeds to be raised under the Non-Public Issuance are no more than RMB6,000,000,000 (including the issue expenses), which, after deducting the issue expenses, are intended to be utilized in the following projects:

		Unit: in RMB ten thousand

No.	Name of project	Total amount of capital required	Proposed amount of proceeds to be applied

1	Acquisition of 52% equity interests in Jiutai Energy Inner Mongolia Co., Ltd.	184,024	180,000
2	Increasing the registered capital of Zhongyin Financial Leasing Co., Ltd.	500,000	240,000
3	Repayment of bank loans	—	180,000

	Total	—	600,000

The net proceeds from the Non-Public Issuance will not exceed the total amount of capital required by the projects. In the event that the actual amount of proceeds from the Non-Public Issuance is less than the total amount of proceeds proposed to be applied to the projects set out above, the Company will use self-raised funds to fund the shortfall. Under the circumstance the availability of proceeds cannot meet with the implementation schedule of the projects, the Company may first fund the projects by other capital according to actual situations, which capital shall be replaced by the proceeds when they are available in compliance with requirements and procedures as prescribed by relevant laws and regulations.

The proceeds from the Non-Public Issuance are intended to be utilized in the projects implemented by the subsidiaries of the Company through lawful methods such as capital increase and borrowings. The specific methods will be determined by the Company based on actual situations.

II.	ANALYSIS OF FEASIBILITY OF USE OF PROCEEDS

The proceeds from the Non-Public Issuance will be utilized in the acquisition of 52% equity interests in Jiutai Energy Inner Mongolia Co., Ltd. (“Jiutai Energy”, the “Target Company”), the increase in the registered capital of Zhongyin Financial Leasing Co., Ltd. (“Zhongyin Leasing”) and repayment of bank loans.

APPENDIX I	FEASIBILITY ANALYSIS REPORT OF UTILIZING THE PROCEEDS RAISED FROM THE NON-PUBLIC ISSUANCE OF A SHARES

(i)	Acquisition of 52% equity interests in Jiutai Energy

1.	Project overview

The Company proposes to acquire through its subsidiary Yanzhou Coal Ordos Neng Hua Co., Ltd. (“Ordos Neng Hua”) 52% equity interests in Jiutai Energy held by 12 transferors including Shandong Jiutai Energy Co., Ltd. (“Shandong Jiutai”) at a consideration of RMB1,840,240,000 (the “Acquisition”). Upon completion of the Acquisition, the Company will hold 52% equity interests in Jiutai Energy.

(1)	Basic information on Jiutai Energy

Company name: Jiutai Energy Inner Mongolia Co., Ltd.

Unified social credit code: 91150622756665256X

Address: Dalu New Zone, Zhungeer Qi, Ordos, Inner Mongolia Autonomous Region

Registered capital: RMB1,978,218,078

Date of establishment: 25 December 2003

Legal representative: Liu Yongcheng

Scope of business: Permitted activities: None; general activities: Production and sale of methanol, dimethyl ether and sulfur; export of self-manufactured products; import of raw and auxiliary materials, machinery equipment, instruments and related technology necessary for own production and scientific research (other than goods trading or import or export of which is restricted or prohibited by the State); development and research of new energy (approvals from competent authorities shall be obtained for the operation of the activities requiring approval in accordance with the laws).

(2)	Capital structure of Jiutai Energy

As at 31 December 2015, the Target Company had a total of 13 shareholders and its shareholding structure was as follows:

No.	Name of shareholder	Capital contribution (RMB)	Shareholding percentage (%)

1	Shandong Jiutai	994,356,795	50.2653
2	Cui Yijun	377,243,360	19.0699
3	Liu Lingan	189,908,362	9.6000
4	Zhungeer Qi Tianxing Wealth Management Center	144,894,417	7.3245
5	Tianze Jifu Asset Management Co., Ltd.	58,488,653	2.9566
6	Inner Mongolia Taidou Asset management Center	48,984,600	2.4762
7	Yang Chengshe	38,992,435	1.9711
8	Zhungeer Qi Wanzhong Chuangye Consulting Center	33,929,466	1.7152
9	Zhungeer Qi Guangcheng Culture Development Center	24,353,000	1.2311
10	Xu Congrong	19,496,218	0.9855
11	Jinan Xijin Investment Management Center	19,496,218	0.9855
12	Weihai Dijia Medicine Production Co., Ltd.	19,496,218	0.9855
13	Shanghai Langrui Investment Partnership	8,578,336	0.4336

	Total	1,978,218,078	100.00

Note:	The controlling shareholder of the Target Company is Shandong Jiutai. Cui Lianguo holds 100% equity interests in Shandong Jiutai and is the actual controller of the Target Company. Cui Lianguo is also the father of Cui Yijun, who together hold 69.3352% equity interests in the Target Company.

APPENDIX I	FEASIBILITY ANALYSIS REPORT OF UTILIZING THE PROCEEDS RAISED FROM THE NON-PUBLIC ISSUANCE OF A SHARES

(3)	Principal activities of Jiutai Energy

The Target Company is principally engaged in the research and development, production and sale of industrial methanol and its derivative products, and has extensive experience in the modern coal chemical industry.

The Target Company currently has annual production capacity of 1 million tons of industrial methanol. Its principal product methanol, as a major chemical material, is applied in the production and manufacture of olefins, formaldehyde, acetic acid and methyl t-butyl ether, which are widely applied in chemical, medical, light industry, textile and transportation industries. In addition, the civil work of the Target Company’s 600,000-ton methanol-to-olefin project under construction has been preliminarily finished, which will be capable of producing olefins upon completion.

The Target Company has a relatively mature business model. As for procurement, the Target Company’s procurement mainly involves purchase of raw materials such as feed coal and thermal coal, equipment and other materials. As for production, the methanol products of the Target Company are manufactured on a 7x24 basis using large-scale automated production equipment, achieving a high capacity utilization ratio. With investments made and measures adopted, its products have high quality and meet the requirements for production safety and environmental protection. As for sales, due to the transportation radius of methanol products, customers of the Target Company are mainly concentrated in Shandong, Beijing, Tianjin and Hebei.

APPENDIX I	FEASIBILITY ANALYSIS REPORT OF UTILIZING THE PROCEEDS RAISED FROM THE NON-PUBLIC ISSUANCE OF A SHARES

(4)	Key financial information of Jiutai Energy

According to the Special Audit Report on Jiutai Energy Inner Mongolia Co., Ltd. (XYZH/2015JNA20126) issued by the Jinan Office of Shinewing Certified Public Accountants (special general partnership), the key financial information of the Target Company as at 30 September 2015 was as follows:

			Unit: in RMB ten thousand

Item	As at 30 September 2015/From January to September 2015		As at 31 December 2014/ Year 2014
	Consolidated	the Company	Consolidated	the Company

Total assets	1,064,885.06	975,818.67	1,102,023.29	1,033,789.42
Total liabilities	823,880.54	728,601.47	832,402.97	760,606.97
Net assets	241,004.53	247,217.20	269,620.33	273,182.46
Revenue	120,963.95	120,940.45	202,359.20	202,794.99
Operating cost	84,901.71	84,880.12	125,957.91	126,447.36
Gross profit	6,481.80	9,250.17	30,711.22	32,105.99
Net profit	5,184.20	7,834.74	25,658.51	27,140.10

Note:	Jiutai Energy (Zhungeer) Co., Ltd. has been included in the consolidated financial statements of Jiutai Energy. Four subsidiaries, namely Jiutai Group Coal Operation Co., Ltd., Jiutai Group Sale Co., Ltd., Jiutai Group Energy Chemical Co., Ltd. and Jiutai Energy (Ordos) Co., Ltd., were not included in the consolidated account.

(5)	Relationship with related parties

Prior to the transaction, the Company and the Target Company holds 77.75% and 2.44% equity interests in Inner Mongolia Haosheng Coal Mining Company Limited respectively. Except the common shareholding in Inner Mongolia Haosheng Coal Mining Company Limited, the Company is not connected to the Target Company or any of its shareholders.

(6)	Valuation of Jiutai Energy

China Appraisal Associates has appraised the value of equity interests in Jiutai Energy as at 30 September 2015 using the asset-based approach and the income approach, respectively, and issued an asset valuation report (Zhong Tian Hua Zi Ping Bao Zi [2016] No.1212). According to the purpose of this valuation, the valuation conclusion under the income approach was adopted as the appraised value of the entire equity interests of Jiutai Energy. As such, the appraised value of the entire equity interests is RMB3,955,413,700. The asset valuation report has been filed for record with Yankuang Group Company Limited (“Yankuang Group”), the controlling shareholder of the Company (Filing No.: YK201606).

APPENDIX I	FEASIBILITY ANALYSIS REPORT OF UTILIZING THE PROCEEDS RAISED FROM THE NON-PUBLIC ISSUANCE OF A SHARES

2.	Necessity of the project

(1)	Meet national energy development strategy

Due to heavy pollution and high material and water consumption of traditional coal chemical projects, as well as uncontrolled commencement of projects in early days and lack of reasonable plans leading to low utilization of resources and highly excessive production capacity, new coal chemicals, represented by coal-to-natural gas, coal-to-olefins, coal-to-oil, coal-to-dimethyl ether and coal-to-ethylene glycol, started to emerge in recent years.

As an important basic organic chemical material, methanol is applied in the production of chemical products such as formaldehyde, acetic acid, additives for gasoline and diesel and olefins, as well as in the production of methanol fuel, a type of clean energy, which meets China’s energy structure development strategy of more coal, less oil and shortage of gas.

The Target Company’s methanol-to-olefin technology uses methanol as materials and adopts advanced process and techniques to produce ethylene and propylene, which are then further processed into petrochemical products including polythene and polypropylene, in line with the characteristics of China’s energy structure. This has strategic importance for replacing certain oil resources, mitigating shortage of oil supply in the PRC and protecting national energy safety.

(2)	Meet the needs of the development strategy of the Company

The Acquisition meets the needs of the development strategy of Yanzhou Coal. With strategic focus on Shaanxi and Inner Mongolia, it strives to establish a coal, coal liquefaction and coal gasification industry cluster development facility in order to realize domestic industry relocation and create new profit growth drivers. In 2015, the 600,000-ton methanol project of Ordos Neng Hua met production and performance objectives, which has become the biggest profit growth driver of the Company and provided additional support for diversified development. The Acquisition meets the Company’s development strategy, being “accelerating the construction, fulfilment of production and performance objectives of key projects in Shaanxi and Inner Mongolia in order to increase production volume, explore potential and improve performance” and “capturing favorable opportunities brought by a new round of industry consolidation, seeking opportunities for mergers and reorganizations, enlarging resource and capital reserve, and enhancing operational economies of scale”. Upon completion of the Acquisition, the Company will be able to further enlarge and make stronger its facilities in Shaanxi and Inner Mongolia and enhance its local resources, production volume and market position.

(3)	Expand the market share of the Company

According to Wind Information, as at the end of 2015, annual methanol production capacity in Inner Mongolia Autonomous Region was 9.78 million tons, and the Target Company accounted for over 10% of total production capacity in Inner Mongolia. The completion of the Acquisition will directly increase the Company’s methanol production capacity in Inner Mongolia, improve the Company’s local market share and bargaining power for methanol products, optimize the utilization and sale of products further processed from combining coal and methanol and combining methanol and methanol, which will overcome the coal sales bottleneck to a large extent.

APPENDIX I	FEASIBILITY ANALYSIS REPORT OF UTILIZING THE PROCEEDS RAISED FROM THE NON-PUBLIC ISSUANCE OF A SHARES

In addition, the Target Company currently holds 2.44% equity interests in Inner Mongolia Haosheng Coal Mining Company Limited, which owns Shilawusu Coal Mine, one of the key coal mine projects of the Company under construction. Upon completion of the Acquisition, the Company’s shareholding in Inner Mongolia Haosheng Coal Mining Company Limited will be increased to 80.19%, further consolidating the Company’s control over Shilawusu Coal Mine.

In view of the above, while consolidating the existing market share of Jiutai Energy, the Company is expected to combine technical, market and management strengths of each other in order to further the overall market share.

(4)	Extend industrial chain to create regional synergies

Jiutai Energy is located in Zhungeer Qi. The Acquisition will accelerate the development of the Company’s facilities in Shaanxi and Inner Mongolia, which will strengthen the Company’s local industry presence, industry synergies and incoming in-situ transformation of the coal industry and improve its presence in coal, coal chemicals and coal power industry chains.

According to the Notice of the People’s Government of Inner Mongolia Autonomous Region on Circulating Certain Requirements for Improving Allocation Management of Coal Resources (Nei Zheng Fa [2012] No.126), administrative allocation is made for power and coal deep-processing projects that meet national industrial policy and directly transform coal resources, and “coal-to-olefin projects with annual production capacity of no less than 600,000 tons” were included in the coal resource allocation management category. The Target Company owns a 600,000-ton olefin project and a 1,000,000-ton methanol production project, generating demand for coal resources which will effectively utilize part of coal production of the Company.

Upon completion of the Acquisition and further completion of the methanol-to-olefin project, the Company will own a complete set of industry chains in Inner Mongolia covering coal mining, coal-to-methanol and methanol-to-olefin, and the Company’s raw coal processing capacity will be further deepened with added-value for production further increased, which will promote the integration of regional coal industry chains and create regional synergies.

(5)	Improve the profitability of the Company

It has been many years since Jiutai Energy commenced the operation of its 1,000,000-ton methanol project, which has established a team consisting of experienced personnel and owns strong profitability. In addition, the civil work of its 600,000-ton methanol-to-olefin project under construction has been preliminarily finished, which is meet production objectives in 2017 based on current progress.

APPENDIX I	FEASIBILITY ANALYSIS REPORT OF UTILIZING THE PROCEEDS RAISED FROM THE NON-PUBLIC ISSUANCE OF A SHARES

The Acquisition will combine the technical strengths and market influence of Yanzhou Coal with the human resource advantage of the Target Company and quickly realize extensive business growth while relying on the capital strengths of the Company to provide support for projects under construction and improve the profitability of the Company.

(6)	Cost and time advantages compared to self-constructed projects

The 600,000-ton phase I of the coal-to-methanol and olefin project of Inner Mongolia Rongxin Chemicals Co., Ltd., a subsidiary of the Company, commenced production and operation in January 2015. This Acquisition can serve as the alternative of the 900,000-ton phase II of the coal-to-methanol and olefin project, with acquisition cost significantly lower than the construction cost of phase II.

Through the Acquisition, the Company will directly obtain a methanol project with annual capacity of 1 million tons and an olefin project under construction with annual capacity of 600,000 tons. Its investment cost will be lower than the cost for construction an equivalent project, and the construction period has also been significantly shortened, which has better economic benefits and will help the Company quickly commence production and meet performance objectives for such business.

3.	Project feasibility

(1)	Meet national industrial policy

China’s regulations and policies relating to methanol and olefin industries are summarized below:

1)	On 23 March 2011, the Notice of the National Development and Reform Commission on Regulating Orderly Development of Coal Chemical Industry (Fa Gai Chan Ye [2011] No.635) requires further strengthening the review and approval of coal chemical projects and prohibits the construction of coal-to-methanol-to-olefin projects with annual production capacity of no more than 500,000 tons, coal-to-methanol projects with annual production capacity of no more than 1,000,000 tons and coal-to-dimethyl ether projects with annual production capacity of no more than 1,000,000 tons.

2)	On 2 December 2013, the Notice of the State Council on Promulgating the “Catalogue of Investment Projects Subject to Government Review and Approval” (2013 Version) (Guo Fa (2013) No.47) provides that coal-to-methanol-to-olefin projects with annual production capacity of more than 500,000 tons and coal-to-methanol projects with annual production capacity of more than 1,000,000 tons are subject to review and approval of the relevant industry administrative authority of the State Council.

3)	The “Twelfth Five-Year Plan for Petrochemical and Chemical Industry” and the “Twelfth Five-Year Plan for Olefin Industry” state that, subject to ensuring continuous stable supply of raw materials, foreign methanol-to-olefin projects may be prudently set up in coastal areas, and research should be strengthened on utilizing existing methanol production capacity with economies of scale to build large-scale olefin projects. Focus should be put on encouraging the innovation of methanol-to-olefin technology. Subsequent to 2015, the methanol-to-olefin production capacity in coastal areas shall reach approximately 3.50 million tons/year, requiring external purchase of approximately 10 million tons of methanol per year. The expansion of the olefin project will boost the demand for methanol products as raw materials.

APPENDIX I	FEASIBILITY ANALYSIS REPORT OF UTILIZING THE PROCEEDS RAISED FROM THE NON-PUBLIC ISSUANCE OF A SHARES

In view of the above, despite the existing high production capacity of methanol, with the government’s prohibition of coal-to-methanol projects and natural gas (instead of coal)-to-methanol projects with annual production capacity of no more than 1 million tons and the restriction imposed on anthracite-to-methanol and natural gas-to-methanol production capacity, the introduction of new production capacity has been significantly slowed. As downstream methanol-to-olefin has increasingly become an important new growth driver for the demand for methanol, the profitability for the methanol industry is expected to gradually improve. The Target Company to be acquired has annual production capacity of 1,000,000 tons of coal-to-methanol. With large scale of production and abundant coal resources in the region where it is located, it enjoys competitive advantages arising from low production cost.

(2)	The Target Company has strong operation capacity

Since its establishment in 2003, Jiutai Energy has been engaged in the research and development, production and sale of methanol, olefin and other downstream products for coal and methanol, and is a modern coal chemical enterprise with the aim of obtaining clean energy utilization methods. With years of development, it has formed a mature model of procurement, production and sale and a relatively sound mechanism and process for operation, with reasonable team building and high-level of technology application.

The Target Company currently has annual production capacity of 1 million tons of industrial methanol. Its principal product methanol, as a major chemical material, is applied in the production and manufacture of olefins, formaldehyde, acetic acid and methyl t-butyl ether, which are widely applied in chemical, medical, light industry, textile and transportation industries. In addition, the Target Company is developing an olefin project with annual production capacity of 600,000 tons/year, and is expected to expand its industrial chain through such project and tap into the olefin industrial market which has greater potential for application and higher added-value.

For 2013, 2014 and the period from January to September 2015, the consolidated audited net profit of the Target Company were RMB400 million, RMB257 million and RMB52 million, respectively, signaling strong profitability.

(3)	The Company has relevant capability

Yanzhou Coal has strong management ability, great financing capacity and abundant resource reserve, and has accumulated years of industrial experience and technology in coal and coal chemical technology.

APPENDIX I	FEASIBILITY ANALYSIS REPORT OF UTILIZING THE PROCEEDS RAISED FROM THE NON-PUBLIC ISSUANCE OF A SHARES

Currently the Company’s methanol production capacity mainly relies on a 600,000 ton methanol project of Yanzhou Coal Yulin Neng Hua Company Limited and a 600,000 ton methanol project of Yanzhou Coal Ordos Neng Hua Co., Ltd., and it has sufficient experience, personnel and technology relating to the production and sale of methanol.

In recent years, the Company has maintained a high ratio of methanol sales volume to production volume, and it has the ability to develop markets.

Methanol business	Production volume (in thousand tons)	Sales volume (in thousand tons)	Sales volume/ production volume

2013	609	599	98.36%
2014	645	655	101.55%
2015	1,671	1,608	96.23%

Upon completion of the Acquisition, the Company will be able to provide, leveraging its own competitive advantages, the Target Company with strong support for management coordination, resource allocation, technical research and development, experience accumulation, staff training and information sharing, which is expected to create synergies with complementary advantages while expanding the coal chemical business of Yanzhou Coal.

4.	Summary of major terms of the equity transfer agreement

On 13 June 2016, the Company and certain shareholders of Jiutai Energy entered into the Agreement in relation to the Transfer of equity interests in Jiutai Energy Inner Mongolia Co., Ltd. (YMEQT2016-01), the major terms of which are as follows:

(1)	Parties and date of signing

Transferor: Eight enterprises including Shandong Jiutai Energy Co., Ltd., and four individuals including Cui Yijun

Transferee: Yanzhou Coal Ordos Neng Hua Co., Ltd.

Target Company: Jiutai Energy Inner Mongolia Co., Ltd.

Date of signing: 13 June 2016

(2)	Subject equity interests: 52.00% equity interests in Jiutai Energy Inner Mongolia Co., Ltd.

(3)	Consideration for equity transfer and payment

According to an asset valuation report on Jiutai Energy issued by a valuer, the entire equity interests in Jiutai Energy were valued at RMB3,955,413,700 as at 30 September 2015, being the base date of valuation. On such basis, the parties had agreed that the total consideration for the Acquisition by Ordos Neng Hua of 52% equity interests in Jiutai Energy was RMB1,840,240,000.

APPENDIX I	FEASIBILITY ANALYSIS REPORT OF UTILIZING THE PROCEEDS RAISED FROM THE NON-PUBLIC ISSUANCE OF A SHARES

Within 5 business days after the equity transfer agreement has become effective, Ordos Neng Hua shall pay to the transferor 50% of the total consideration for equity transfer (being the first installment of consideration of RMB920,120,000). Within 5 business days after the transferor has received the first installment of consideration, Jiutai Energy shall submit to Ordos Neng Hua an explanation statement of the payment made by shareholders holding 52% equity interests in Jiutai Energy, and shall submit the application materials relating to business registration change to the registration authority, which shall complete the business registration change within 10 business days after the registration authority has accepted such application materials. Within 5 business days after the equity interests has become registered in its own name upon change, Ordos Neng Hua shall pay to the transferor the remaining 50% of the total consideration for equity transfer (being RMB920,120,000).

(4)	Conditions to the agreement

The equity transfer agreement is conditional upon the following necessary consents or approvals being obtained following the signing by Ordos Neng Hua, the transferors and Jiutai Energy:

1)	the approval from the state-owned asset regulatory authority or the management body authorized by the State-owned Assets Supervision and Administration Commission being obtained;

2)	the filing of the asset valuation report by the state-owned asset regulatory authority or the management body authorized by the State-owned Assets Supervision and Administration Commission;

3)	the approval from their own competent authorities having been obtained by all enterprises as the transferors;

4)	the approval from their own competent authorities having been obtained by the transferee;

5)	the approval from its shareholders having been obtained at general meeting by Jiutai Energy;

6)	other shareholders of Jiutai Energy having waived their right of first refusal in relation to the equity transfer;

7)	the consent of other relevant financial creditors having been obtained.

(5)	Liability for breach

Upon taking effect of the equity transfer agreement, any party’s failure to perform its obligations under the equity transfer agreement or any representation, warranty or undertaking which is founded to be false, will be deemed a breach. The defaulting party shall indemnify the non-defaulting party against all losses arising from such breach.

Unless otherwise expressly agreed under the equity transfer agreement, in the event that any party has incurred any reasonable expenses, fees, liability or loss arising from any breach by the other party, the defaulting party shall indemnify and hold harmless the non-defaulting party against any such expense, fees, liability or loss. The defaulting party shall not be responsible for any loss arising from any default, mistake or omission by the non-defaulting party and any loss or its extension arising from its failure to take measures.

APPENDIX I	FEASIBILITY ANALYSIS REPORT OF UTILIZING THE PROCEEDS RAISED FROM THE NON-PUBLIC ISSUANCE OF A SHARES

5.	Profit forecast and performance compensation

In order to protect the interests of the Company, Ordos Neng Hua entered into a Profit Forecast and Performance Compensation Agreement with Shandong Jiutai and Cui Yijun, as transferors, pursuant to which Shandong Jiutai and Cui Yijun as the responsible parties for compensation have made a undertaking on the estimated net profit attributable to owners of the Company excluding extraordinary items for the years 2016, 2017, 2018 and 2019 of RMB1,439,257,300 in total. According to the special audited report made by the accounting firm, if for any of such years net profit attributable to shareholders of the Target Company excluding extraordinary items is lower than the aforesaid profit forecast, Shandong Jiutai and Cui Yijun shall indemnify Ordos Neng Hua against the difference.

6.	Economic benefits of the project

According to the Asset Valuation Report on the Entire Equity Interests of Jiutai Energy Inner Mongolia Co., Ltd. Involved in the Proposed Equity Acquisition Project of Yanzhou Coal Ordos Neng Hua Co., Ltd. issued by China Appraisal Associates (Zhong Tian Hua Zi Ping Bao Zi [2016] No.1212), assuming Jiutai Zhungeer’s 600,000-ton olefin project will reach its production capacity in 2017, net profit attributable to owners of the Target Company for the years from 2016 to 2018 will be RMB795,826,900.

(ii)	Increasing the registered capital of Zhongyin Leasing

1.	Project overview

The Company proposes to utilize RMB2,400,000,000 out of the proceeds from the non-public issuance in increasing the registered capital of Zhongyin Leasing. Increasing the registered capital of Zhongyin Leasing will further provide funding support for the financial leasing business carried out by Zhongyin Leasing. Such matter was considered and passed at the 17th meeting of the sixth session of the Board and the 2015 annual general meeting.

Basic information on Zhongyin Leasing are as follows:

Company name: Zhongyin Financial Leasing Co., Ltd.

Unified social credit code: 91310000094402317P

Address: Unit Z383, 1/F, District C, 1333 Wenju Road, China (Shanghai) Pilot Free-Trade Zone

Registered capital: RMB2,060,000,000

Date of establishment: 20 May 2014

Legal representative: Zhao Qingchun

APPENDIX I	FEASIBILITY ANALYSIS REPORT OF UTILIZING THE PROCEEDS RAISED FROM THE NON-PUBLIC ISSUANCE OF A SHARES

Scope of business: financial leasing business; leasing business; purchase of leased properties domestically and overseas; disposal and repair of residual values of leased properties; consulting and guarantee for leasing transactions; and commercial factoring business relating to principal activities. (Approvals from competent authorities shall be obtained for the operation of the activities requiring approval in accordance with the laws)

As at the date of signing this proposal, the shareholding structure of Zhongyin Leasing is as follows:

No.	Shareholder	Capital contribution made (in Renminbi ten thousand)	Shareholding percentage (%)

1	Yanzhou Coal	150,000.00	72.82
2	Yancoal International (Holding) Company Limited	50,000.00	24.27
3	Shandong Yongzheng Investment Development Co., Ltd.	6,000.00	2.91

	Total	206,000.00	100.00

2.	Necessity of the project

(1)	Great potential for the development of the financial leasing market

The PRC financial leasing industry started late but developed quickly. In recent years, the State gradually lifted its restrictions on the establishment and development of financial leasing companies and strengthened its support for the establishment of companies, procedures of equipment import and project financing. With the gradual adjustment to national economic structure, the financial leasing business relating to high-end core equipment import, and projects on clean energy and social and people’s livelihood will have great development potential.

Zhongyin Leasing has relatively narrow business coverage and low social recognition as it is still at an early stage of development, and urgently requires capital support to meets the needs of its business development. The increase in the registered capital of Zhongyin Leasing will effectively enhance its cash flows, improve capital capability, expand its business scale and cater better to the development trend of the financial leasing industry in the PRC.

(2)	Facilitate combination of industry with finance and optimize industrial presence

Financial leasing is a modern business model incorporating financing in cash and kind, trading and technical services, and the increase in the registered capital of Zhongyin Leasing will further diversify and streamline the Company’s presence in the financial service sector. The expansion of financial leasing business will improve the financial service sector of the Company, facilitate the combination of industry with financing, effectively utilize social resources and realize the coordinated development of the principal activities and financial business of the Company, with the internal resources and functions of the Company complementing each other.

APPENDIX I	FEASIBILITY ANALYSIS REPORT OF UTILIZING THE PROCEEDS RAISED FROM THE NON-PUBLIC ISSUANCE OF A SHARES

Relying on the business segments of the Company, Zhongyin Leasing supports the Company’s procurement of electromechanical equipment, construction of key projects, operation of overseas subsidiaries through a number of methods including direct lease, leaseback and leveraged lease, and serves the development of the coal industrial chain of the Company and the development of its related upstream and downstream projects, increase the financial sector’s role in driving and promoting the core operations of the Company, extend and optimize the existing industrial presence, and realize the improvement in overall performance of the Company.

(3)	Lower financing cost and improve the market competitiveness of Zhongyin Leasing

Financial leasing is a capital-intensive industry, and its industry characteristics dictate that its growth requires continuous development of capital. Through the increase in the registered capital of Zhongyin Leasing, its external financing ratio will be further lowered, and its overall financing cost will be lowered. It will be able to improve its profitability with low capital cost advantage and strengthen its ability to prevent risks. In addition, Zhongyin Leasing may rapidly expand its size of business using its capital scale advantage and improve service quality to maintain its competitiveness when competing with industry peers.

(4)	Accelerate transformation and upgrading, and improve the overall profitability of the Company

As a result of various factors including global economic growth at a lower pace and new energy alternatives, domestic and global coal supply will continue to meet the demand in overall. As coal price remained at a low level for a protracted period and with the launch of the reform to reduce capacity and inventories, it is not be optimistic about the future development of the coal industry.

Under such circumstance, the Company will adopt more flexible and effective operation strategies, make use of the complementary features of different business segments, and realize synergies between industry and financing by way of innovative business models and optimized industrial presence. As one of the operating platforms of the financial sector of the Company, Zhongyin Leasing will assume its role for assisting the upgrade of technical equipment and improving gains from capital operation. As such, the promotion of vigorous development of the financial leasing business of the Company has become necessary for the Company to cope with prevailing economic trend and improve profitability.

APPENDIX I	FEASIBILITY ANALYSIS REPORT OF UTILIZING THE PROCEEDS RAISED FROM THE NON-PUBLIC ISSUANCE OF A SHARES

3.	Project feasibility

(1)	National policy support

In order to promote the healthy and rapid growth of the financial leasing industry, the State and relevant authorities have introduced a series of favorable policies and measures in respect of industrial planning, taxation, legal and financing aspects.

The Overall Platform for China (Shanghai) Pilot Free-Trade Zone promulgated at the end of September 2013 provides a number of supportive policies for financial leasing companies established in the free-trade zone, including: registration bonus, office premise rent subsidy and return of individual income tax to the managing personnel are available to enterprises registered in the free trade zone and above certain scale; the approval authority for foreign-invested financial leasing companies has been designated to the management committee of the free trade zone; various financial leasing companies are permitted and encouraged to establish project subsidiaries in the pilot zone for the provision of domestic and overseas leasing services; the foreign exchange cap applicable to enterprises in the zone has been raised and payment of rent in foreign currency is allowed for domestic financial leasing business.

In September 2015, the General Office of the State Council formally issued the Guiding Opinions on Accelerating the Development of the Financial Leasing Industry (Guo Ban Fa [2015] No. 68 Circular) (the “Opinions”). The Opinions have brought significant favorable policies to the development of the financial leasing industry in terms of reforming system and mechanism, financial and taxation policies, talent cultivation and breakthroughs in key areas: no more minimum registered capital required for setting up subsidiaries by financial leasing companies; financial leasing companies are allowed to conduct commercial factoring business relating to their principal activities; no more requirement for qualifications for purchase by financial leasing companies when the lessee has obtained the relevant quota, permit and automatic import permit; financial leasing companies are encouraged to cooperate with key national strategies such as “One Belt and One Road”, coordinated development of Beijing, Tianjin and Hebei, Yangtze River Economic Belt, “Made in China 2025” and construction of new type of towns; support will be provided to financial leasing companies for integrating development with the internet, enhancing cooperation with banks, insurance companies, trust and funds, and innovative business models.

(2)	Zhongyin Leasing has a considerable business size and relatively sound corporate system

Zhongyin Leasing was established in Shanghai Free-Trade Zone in May 2014. As at the end of 2015, it leased out assets of almost RMB3 billion in total and recorded revenue of RMB90 million, gain from interest rate spread of over RMB17 million and net profit of RMB3,008,200 in 2015.

Currently it has established a main management structure including marketing department, financial management department, risk control development and comprehensive management department, and the relevant business process and internal management systems have also been substantially in place and sound, has the systematic basis to increase capital and expand business size. According to the strategic development plan of Zhongyin Leasing, it will become a new profitability growth driver for the Company and an important representative of the financial segment in the next five years.

APPENDIX I	FEASIBILITY ANALYSIS REPORT OF UTILIZING THE PROCEEDS RAISED FROM THE NON-PUBLIC ISSUANCE OF A SHARES

(3)	Rely on strong resources of the Company

In 2014 and 2015, Yanzhou Coal’s capital expenditure in purchasing fixed assets, construction in progress and engineering materials were RMB5,404 million and RMB9,868 million, respectively. It owns fixed assets of over RMB30 billion, which has laid a solid foundation for Zhongyin Leasing to expand financial leasing business. Furthermore, upstream and downstream enterprises along the coal industrial chain and the Company’s overseas projects also provide Zhongyin Leasing with wide room for development and great potential.

(4)	Enjoy low financing cost

As at the end of 2015, Yanzhou Coal had a gearing ratio of 69.08%, which was higher than industry average and indicated limited room for obtaining additional direct bank loans. Its middle– and long-term financing instruments were also mainly non-public debt financing instruments and medium notes with financing cost of generally higher than 6%. Through the increase in the registered capital of Zhongyin Leasing, bank facilities with relatively low cost can be obtained through high leverage ratio, with financial cost of generally lower than 5%, which will enable the Company to further lower financing cost. In addition, as Zhongyin Leasing is established in the Shanghai Free-Trade Zone, it will enjoy more advantages in utilizing foreign funds.

4.	Economic benefits of the project

Upon completion of the project, Zhongyin Leasing is expected to record average annual revenue of RMB1,460 million for the next five years.

(iii)	Repayment of bank loans

1.	Basic information

The Company proposes to utilize the proceeds of RMB1,800,000,000 in repayment of bank loans.

2.	Necessity analysis

(1)	Beneficial to improving the gearing ratio of the Company

In order to support the continuous growth of the operating size of the Company and sustain its normal production and operation, the Company’s size of debt financing continued to increase. As at the end of 2013, 2014 and 2015, the Company’s gearing ratios were 66.14%, 67.19% and 69.08%, respectively. As at 31 December 2015, the Company had total assets of RMB139,061,962,000 and total liabilities of RMB96,061,429,000. The proceeds from the non-public issuance will be utilized in repayment of certain bank loans of the Company, which is beneficial to improving the gearing ratio of the Company.

APPENDIX I	FEASIBILITY ANALYSIS REPORT OF UTILIZING THE PROCEEDS RAISED FROM THE NON-PUBLIC ISSUANCE OF A SHARES

(2)	Beneficial to lowering finance cost and improving profitability of the Company

For the years 2013, 2014 and 2015, the Company’s finance cost amounted to RMB3,204,459,000, RMB1,443,347,000 and RMB2,051,920,000, respectively, accounting for 5.48%, 2.30% and 2.98%, respectively, of total operating cost for the same periods, which had direct impacts on the results of operation of the Company. As such, the utilization of the proceeds from the non-public issuance in repayment of certain bank loans of the Company can reduce the size of bank loans of the Company, lower its finance cost and improve its profitability.

In view of the above, the utilization of the non-public issuance of shares in repayment of bank loans will enable the gearing ratio of the Company to drop to a healthier level, lower its finance cost, strengthen its ability to withstand risks, increasing its financial flexibility in the future, mitigating its pressure for repayment of debts in the short term and improve the capital structure of the Company to meet the capital needs of the development of various business of the Company, which is beneficial to the Company’s long-term healthy development and protect the interests of shareholders, is in line with the actual situations and strategic needs of the Company, and therefore is feasible and practicable.

III.	DISCUSSION AND ANALYSIS OF THE BOARD CONCERNING THE FEASIBILITY OF ASSET PRICING

(i)	Result of asset appraisal and asset transaction price

China Appraisal Associates has appraised the value of 100% equity interests in Jiutai Energy proposed to be acquired as at 30 September 2015, being the base date of valuation, using the income approach and the asset-based approach, respectively, and issued the Asset Valuation Report on the Entire equity interests of Jiutai Energy Inner Mongolia Co., Ltd. Involved in the Proposed Equity Acquisition Project of Yanzhou Coal Ordos Neng Hua Co., Ltd. (Zhong Tian Hua Zi Ping Bao Zi [2016] No.1212). The result of valuation is set out below:

The market value of the entire equity interests in Jiutai Energy as at the base date of valuation was appraised at RMB3,251,646,300 under the asset-based approach and at RMB3,955,413,700 under the income approach. The result under the income approach of RMB3,955,413,700 was adopted as the valuation conclusion, representing a premium of RMB1,483,241,700 above net assets and an appreciation of 60.00%.

Based on the result of valuation above and upon negotiations, the transaction price of the 52% equity interests in Jiutai Energy is RMB1,840,240,000.

(ii)	Opinions of the Board and independent directors on the independence and professional ability of the valuer

The Board and independent directors of the Company are of the view that:

China Appraisal Associates is qualified for conducting securities and futures business, is not a connected party of Yanzhou Coal, and has professional ability and independence in compliance with the relevant requirements.

APPENDIX I	FEASIBILITY ANALYSIS REPORT OF UTILIZING THE PROCEEDS RAISED FROM THE NON-PUBLIC ISSUANCE OF A SHARES

In view of the above, the valuer selected in this valuation has the qualifications for appraising securities business and meets the independence requirement. The valuation assumptions made are reasonable and the valuation methods selected are appropriate. The valuation conclusion in the asset valuation report issued is reasonable and has been filed with Yankuang Group. The price for the transaction is reasonable, reflects the market principles of fairness, transparency and justice, and is in the interests of the Company and all shareholders as a whole.

IV.	IMPACT OF THE NON-PUBLIC ISSUANCE ON THE OPERATION AND MANAGEMENT AND FINANCIAL POSITION OF THE COMPANY

(i)	Impact on the operation and management of the Company

The projects proposed to invest in using the proceeds meet the relevant national industrial policy, are in line with the overall development strategy of the Company, and have great market potential and economic benefits. The projects proposed to invest in using the proceeds are conducted to meet the Company’s strategic objective of business diversification. The implementation of the projects will further optimize the business structure and profit model of the Company, expand its business size and market share, improve its market competitiveness in the coal chemical area and safeguard the long-term stable and healthy development of the Company.

(ii)	Impact on the financial position of the Company

Upon completion of the non-public issuance, the Company’s total assets and net assets will increase, and its ability to resist risks will improve, which is in the interests of the Company and its shareholders as a whole and has laid a solid foundation for its sustainable development. As the total share capital of the Company will increase upon this issuance, the growth of the results of operation of the Company arising from the proceeds raised will not be reflected until a period of time has elapsed, and it cannot be ruled out that the Company’s earnings per share and return on equity may be diluted in the short term.

APPENDIX II	DILUTION OF IMMEDIATE RETURN AND REMEDIAL MEASURES

The English version of this Appendix is an unofficial translation of its Chinese version prepared for reference only. In case of any discrepancy between the two versions, the Chinese version shall prevail.

DILUTION OF IMMEDIATE RETURN AND

REMEDIAL MEASURES OF THE NON-PUBLIC ISSUANCE OF SHARES

BY YANZHOU COAL MINING COMPANY LIMITED

The 22nd meeting of the sixth session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) has considered and approved resolutions in relation to the non-public issuance of shares (the “Non-public Issuance of Shares”). In order to further comply with the requirements of the Opinions of the State Council on Further Promoting the Sound Development of the Capital Markets (Guo Fa [2014] No.17), the Notice of the General Office of the State Council on Further Strengthening Protection of the Lawful Rights of Small Investors in Capital Markets (Guo Ban Fa [2013] No.110) and the Guiding Opinions on Matters relating to the Dilution of Immediate Returns in Initial Public Offering, Refinancing and Major Assets Restructuring (China Securities Regulatory Commission Announcement [2015] No.31), the Company has analyzed the dilution of immediate returns by the Non-public Issuance of Shares and amended remedial measures, and the relevant entities have made undertakings in relation to the performance of remedial measures of the Company as follows:

I.	DILUTION OF THE NON-PUBLIC ISSUANCE OF SHARES ON IMMEDIATE RETURN

As approved at the 22nd meeting of the sixth session of the Board, the Non-public Issuance of Shares will raise no more than RMB6,000,000,000 through issue of no more than 538,000,000 shares at a price of no less than RMB8.32 per share.

(i)	Principal assumptions

1.	Assuming that the non-public issuance is expected to be completed in November 2016, which represents estimate only and is subject to the date of approval of the CSRC and the date of completion of actual issuance;

2.	The maximum amount of proceeds to be raised under the non-public issuance is RMB6,000,000,000 (including issue expenses);

3.	The number of shares to be issued is no more than 538,000,000 shares;

4.	Assuming the implementation of the profit distribution proposal for the year 2015 will be completed in July 2016;

5.	Excluding the impact of receiving the funds raised under the non-public issuance on the Company’s production and operation, financial position (finance cost and investment income);

6.	Assuming that the net profit attributable to shareholders of the Company for the year 2016 after deducting extraordinary items is the same as those for the year 2015;

7.	In estimating the net assets upon completion of the issue, the dilution of other factors except the proceeds raised and net assets on net assets was excluded.

APPENDIX II	DILUTION OF IMMEDIATE RETURN AND REMEDIAL MEASURES

(ii)	Estimation results

	31 December 2015/Year 2015	31 December 2016/Year 2016
Item		Before issue	After issue

Total share capital (in ten thousand shares)	491,201.60	491,201.60	545,001.60
Net profit attributable to owners of the Company (in Renminbi ten thousand)	85,951.40	85,951.40	85,951.40
Net profit attributable to shareholders of the Company, net of extraordinary items	21,854.10	21,854.10	21,854.10
Equity attributable to owners of the Company at the beginning of the period (in Renminbi ten thousand)	3,919,867.80	3,980,797.90	3,980,797.90
Equity attributable to owners of the Company at the end of the period (in Renminbi ten thousand)	3,980,797.90	4,061,837.28	4,661,837.28
Basic earnings per share (RMB/share)	0.175	0.175	0.173
Diluted earnings per share (RMB/share)	0.175	0.175	0.173
Basic earnings per share (RMB/share net of extraordinary items)	0.044	0.044	0.044
Diluted earnings per share (RMB/share, net of extraordinary items)	0.044	0.044	0.044
Weighted average return on equity (%)	2.172	2.137	2.111
Return on net assets on weighted average basis (%, net of extraordinary items)	0.552	0.543	0.537

Note:	Details of the Company’s equity distribution plan is as follows: Based on the existing total share capital of the Company of 4,912,016,000 shares, RMB0.01 (inclusive of tax) per share will be distributed to all shareholders.

II.	WARNINGS REGARDING THE DILUTION OF THIS ISSUANCE ON IMMEDIATE RETURN

Upon completion of the non-public issuance of shares, the total share capital and equity attributable to owners of the Company will significantly increase. Under the assumption that the Company’s share capital and net assets will increase, if the business of the Company does not record corresponding growth, earnings per share and weighted average return on equity will decrease to a certain extent.

APPENDIX II	DILUTION OF IMMEDIATE RETURN AND REMEDIAL MEASURES

III.	NECESSITY AND REASON FOR THE BOARD’S SELECTION OF THIS FINANCING

(i)	Acquisition of 52% equity interests in Jiutai Energy Inner Mongolia Co., Ltd.

1.	Meet national energy development strategy

Due to heavy pollution and high material and water consumption of traditional chemical projects, as well as blind commencement of projects in early days and lack of reasonable plans leading to low utilization of resources and highly excessive production capacity, new coal chemicals, represented by coal-to-natural gas, coal-to-oil, coal-to-dimethyl ether and coal-to-ethylene glycol, started to emerge in recent years.

The Target Company’s methanol-to-olefin technology uses methanol as materials and adopts advanced process and techniques to produce ethylene and propylene, which are then further processed into petrochemical products including polythene and polypropylene, in line with the characteristics of China’s energy structure. This has strategic importance for replacing certain oil resources, mitigating shortage of oil supply in the PRC and protecting national energy safety.

2.	Meet the needs of the development strategy of the Company

The acquisition meets the needs of the development strategy of Yanzhou Coal. With strategic focus on Shaanxi and Inner Mongolia, it strives to establish a coal, coal liquefaction and coal gasification industry cluster development facility in order to realize domestic industry relocation and create new profit growth drivers. In 2015, the 600,000-ton methanol project of Ordos Neng Hua commenced production and met performance expectations, which has become the biggest profit growth driver of the Company and provided additional support for diversified development. This acquisition meets the Company’s development strategy, being “accelerating the construction, production commencement and objective fulfilment of key projects in Shaanxi and Inner Mongolia in order to increase production volume, explore potential and improve performance” and “capturing favorable opportunities brought by a new round of industry consolidation, seeking opportunities for mergers and reorganizations, enlarging resource and capital reserve, and enhancing operational economies of scale”. Upon completion of the acquisition, the Company will be able to further enlarge and make stronger its facilities in Shaanxi and Inner Mongolia and enhance its local resources, production volume and market position.

3.	Expand the market share of the Company

According to Wind Information, as at the end of 2015, annual methanol production capacity in Inner Mongolia Autonomous Region was 9.78 million tons, and the Target Company accounted for over 10% of total production capacity in Inner Mongolia. The completion of the acquisition will directly increase the Company’s methanol production capacity in Inner Mongolia, improve the Company’s local market share and bargaining power for methanol products, optimize the utilization and sale of products further processed from combining coal and methanol and combining methanol and methanol, which will overcome the coal sales bottleneck to a large extent.

While consolidating the existing market share of Jiutai Energy, the Company is expected to combine technical, market and management strengths of each other in order to further the overall market share.

APPENDIX II	DILUTION OF IMMEDIATE RETURN AND REMEDIAL MEASURES

4.	Extend industrial chain to create regional synergies

Jiutai Energy is located in Zhungeer Qi. This acquisition will accelerate the development of the Company’s facilities in Shaanxi and Inner Mongolia, which will strengthen the Company’s local industry presence, industry synergies and incoming in-situ transformation of the coal industry and improve its presence in coal, coal chemicals and coal-fired power industry chains.

Upon completion of the acquisition and further completion of the methanol-to-olefin project, the Company will own a complete set of industry chains in Inner Mongolia covering coal mining, coal-to-methanol and methanol-to-olefin, and the Company’s raw coal processing capacity will be further deepened with added-value for production further increased, which will promote the integration of regional coal industry chains and create regional synergies.

5.	Improve the profitability of the Company

It has been many years since Jiutai Energy commenced the operation of its 1,000,000-ton methanol project, which has established a team consisting of experienced personnel and owns strong profitability. In addition, the civil work of its 600,000-ton methanol-to-olefin project under construction has been substantially finished, which is expected to commence production in 2017 based on current progress.

This acquisition will combine the technical strengths and market influence of Yanzhou Coal with the human resource advantage of the Target Company and quickly realize organic business growth while relying on the capital strengths of the Company to provide support for projects under construction and improve the profitability of the Company.

6.	Cost and time advantages compared to self-constructed projects

The 600,000-ton phase I of the coal-to-methanol and olefin project of Inner Mongolia Rongxin Chemicals Co., Ltd., a subsidiary of the Company, commenced production and operation in January 2015. This acquisition can serve as the alternative of the 900,000-ton phase II of the coal-to-methanol and olefin project, with acquisition cost significantly lower than the construction cost of phase II.

Through this acquisition, the Company will directly obtain a methanol project with annual capacity of 1 million tons and an olefin project under construction with annual capacity of 600,000 tons. Its investment cost will be lower than the cost for construction an equivalent project, and the construction period has also been significantly shortened, which has better economic benefits and will help the Company quickly commence production and meet performance objectives for such business.

(ii)	Increasing the registered capital of Zhongyin Financial Leasing Co., Ltd.

1.	Great potential for the development of the financial leasing market

The PRC financial leasing industry started late but developed quickly. In recent years, the State gradually lifted its restrictions on the establishment and development of financial leasing companies and strengthened its support for the establishment of companies, import and export procedures, equipment import and project financing. With the gradual adjustment to national economic structure, the financial leasing business relating to high-end core equipment import, clean energy and social and people’s livelihood will have great development potential.

APPENDIX II	DILUTION OF IMMEDIATE RETURN AND REMEDIAL MEASURES

Still at an early stage of development, Zhongyin Leasing has relatively narrow business coverage and low social recognition, and urgently requires capital support to meets the needs of its business development. The increase in the registered capital of Zhongyin Leasing will effectively enhance its cash flows, expand its business size and better cater to the development trend of the financial leasing in the PRC.

2.	Facilitate combination of industry with finance and optimize industrial presence

Financial leasing is a modern business model incorporating financing in cash and kind, trading and technical services, and the increase in the registered capital of Zhongyin Leasing will further diversify and streamline the Company’s presence in the financial service area. The expansion of financial leasing business will improve the financial service sector of the Company, facilitate the combination of industry with financing, effectively utilize social resources and realize the coordinated development of the principal activities of the Company, with the internal resources and functions of the Company complementing each other.

Relying on the business segments of the Company, Zhongyin Leasing supports the Company’s procurement of electromechanical equipment, construction of key projects, operation of overseas subsidiaries through a number of methods including direct lease, leaseback and leveraged lease, and serves the development of the coal industrial chain of the Company and the development of its related upstream and downstream projects, increase the financial sector’s role in driving and promoting the core operations of the Company, extend and optimize the existing industrial presence, and realize the improvement in overall performance of the Company.

3.	Lower financing cost and improve the market competitiveness of the Company

Financial leasing is a capital-intensive industry, and its industry characteristics dictate that its growth requires continuous development of capital. Through the increase in the registered capital of Zhongyin Leasing, its external financing ratio will be further lowered, and its overall financing cost will be lowered. It will be able to improve its profitability with low capital cost advantage and strengthen its ability to prevent risks. In addition, Zhongyin Leasing may rapidly expand its size of business using its capital scale advantage and improve service quality to maintain its competitiveness when competing with industry peers.

4.	Accelerate transformation and upgrading, and improve the overall profitability of the Company

As a result of various factors including global economic growth at a slower pace and new energy alternatives, domestic and global coal supply will continue to meet the demand in overall. As coal price remained at a low level for a protracted period and with the launch of the reform to reduce inventories, it is not optimistic about the future development of the coal industry.

Under such circumstance, the Company will adopt more flexible and effective operation strategies, make use of the complementary features of different business segments, and realize synergies between industry and financing by way of innovative business models and optimized industrial presence. As one of the operating platform of the financial sector of the Company, Zhongyin Leasing will assume the responsibility for assisting upgrading of technical equipment and improving gains from capital operation. As such, the promotion of vigorous development of the financial leasing business of the Company has become necessary for the Company to cope with prevailing economic trend and improve profitability.

APPENDIX II	DILUTION OF IMMEDIATE RETURN AND REMEDIAL MEASURES

(iii)	Repayment of bank loans

1.	Beneficial to improving the gearing ratio of the Company

In order to support the continuous growth of the operating size of the Company and sustain its normal production and operation, the Company’s size of debt financing continued to increase. As at the end of 2013, 2014 and 2015, the Company’s gearing ratios were 66.14%, 67.19% and 69.08%, respectively. As at 31 December 2015, the Company had total assets of RMB139,061,962,000 and total liabilities of RMB96,061,429,000. The proceeds from the non-public issuance will be partly utilized in repayment of bank loans of the Company, which is beneficial to improving the gearing ratio of the Company.

2.	Beneficial to lower finance cost and improve profitability of the Company

For the years 2013, 2014 and 2015, the Company’s finance cost amounted to RMB3,204,459,000, RMB1,443,347,000 and RMB2,051,920,000, respectively, accounting for 5.48%, 2.30% and 2.98%, respectively, of total operating cost for the same periods, which had direct impacts on the results of operation of the Company. As such, the utilization of the proceeds from the non-public issuance in repayment of certain bank loans of the Company can reduce the size of bank loans of the Company, lower its finance cost and improve its profitability.

In view of the above, the utilization of the non-public issuance of shares in repayment of bank loans will enable the gearing ratio of the Company to drop to a healthier level, lower its finance cost, strengthen its ability to withstand risks, increasing its financial flexibility in the future, mitigate its pressure for repayment of debts in the short term and improve the capital structure of the Company to meet the capital needs of the development of various business of the Company, which is beneficial to the Company’s long-term healthy development and protect the interests of shareholders, is in line with the actual situations and strategic needs of the Company, and therefore is feasible and practicable.

IV.	MEASURES TO BE TAKEN BY THE COMPANY TO COPE WITH DILUTION OF IMMEDIATE RETURN

The non-public issuance may cause the decrease in immediate returns to investors. In order to ensure the efficient utilization of the raised proceeds, effectively prevent the risk of dilution of immediate returns and improve future returns, the Company intends to actively improve the efficiency of utilization of the raised proceeds through strictly implementing the raised proceeds management system in order to accelerate business development and improve its profitability. The Company also intends to constantly improve its profit distribution policy, enhance the mechanism for returns to investors, strengthen asset quality, increase revenue and future gains in order to achieve sustainable development to make up for immediate returns.

The detailed measures are as follows:

(i)	Accelerate the implementation of investment projects to achieve expected performance as soon as practicable

The Board has conducted thorough analysis of the feasibility of the investment projects to be funded by, which will become new growth drivers, are in line with the Company’s diversified strategic development, have great marketing prospects, and are beneficial to the expansion of business areas. Upon completion of the implementation of Investment Project, the diversification of the Company’s business type, revenue and source of profit will help enhance the overall profitability and risk resistance ability. The Company’s revenue and profitability will also be further increased. Upon receiving the raised proceeds from the non-public issuance, the Company will accelerate its implementation of investment projects, complete the division of assets of Jiutai Energy, and increase in Zhongyin Leasing’s registered capital.

APPENDIX II	DILUTION OF IMMEDIATE RETURN AND REMEDIAL MEASURES

(ii)	Enhance management of raised proceeds and investment projects, and ensure the proceeds to be utilized in compliance with the laws and regulations

Upon receiving the proceeds, the Company will open a special account in accordance with the requirements of the Capital Management and Utilization System and strictly management the utilization of proceeds, in order to ensure these raised proceeds will be fully utilized according to intended uses. The Company and the Sponsor will continue to monitor the examination and monitoring of the proceeds raised, to ensure reasonable and regulated utilization of proceeds, and to prevent the risk relating to utilization of proceeds.

(iii)	Improve profit distribution policy to strengthen return to investors

In accordance with the Notice on Further Implementing Rules regarding Distribution of (Zheng Jian Fa [2012] No. 37), the Regulatory Guidelines for Listed Companies No. 3 – Cash Dividend Distribution by Listed Companies (Zheng Jian Hui Gong Gao [2013] No. 43) and the Guidelines for the Articles of Association of the Company (2014 revised), the Company has prepared the Future Plan for Return to the Shareholders for the Coming Three Years (2016-2018) and established a sound and effective shareholder return mechanism. The Company will strictly comply with the relevant provisions of the Articles of Association to effectively protect the lawful interests of investors, strengthen the mechanism to protect the interests of small investors. It will, in view of the Company’s operation and development, actively facilitate the profit distribution and cash dividend to shareholders, and in order to improve returns to shareholders.

(iv)	Continue to improve corporate governance to provide system protection

The Company has established and improved a legal person corporate structure for regulated operation. It has sound independent operation mechanism for the general meeting, the Board, the Supervisory Committee and the management, and has established a highly-efficient corporate body meeting its production and operation, and has in place different position units to perform position duties. All corporate departments have clear division of duties with checks and balances.

The Company’s organizational structure has been properly deployed and running effectively. There is a clear division of powers and duties between the general meeting, the Board, the Supervisory Committee and the management, which formed checks and balances and created a reasonable, complete and effective corporate governance and operation and management structure. The Company will continue to improve its governance structure to effectively protect the interest of investors, especially medium and small investors, and provide system protection for its development.

The Company will continue to strictly comply with the requirements of laws and regulations and regulatory documents including the Company Law of the PRC, the Securities Law of the PRC and the Governance Standards for Listed Companies, and will continue to improve corporate governance structure to ensure shareholders can fully exercise their rights.

APPENDIX II	DILUTION OF IMMEDIATE RETURN AND REMEDIAL MEASURES

V.	UNDERTAKINGS MADE BY THE CONTROLLING SHAREHOLDER, DIRECTORS AND SENIOR MANAGEMENT OF THE COMPANY IN RELATION TO THE REMEDIAL MEASURES RELATING TO DILUTION ON IMMEDIATE RETURN BY THE NON-PUBLIC ISSUANCE

(i)	Undertakings made by the controlling shareholder of the Company in relation to the remedial measures relating to dilution on immediate returns by the non-public issuance

“1.	We will not exceed our right to interfere with the operation and management of the Company and will not violate the interests of the Company.

2.	Since the date of this undertaking up to completion of the non-public issuance, if the CSRC imposes other new regulatory requirement in relation to the remedial measures relating to dilution on immediate returns and such undertaking cannot meet such rules of the CSRC, the Company undertakes to issue complementary undertakings in accordance with the latest rules of the CSRC.”

(ii)	Undertakings made by directors and senior management of the Company in relation to the remedial measures relating to dilution on immediate returns by the non-public issuance

“1.	I undertake not to deliver benefits to other entities and persons without consideration, under unfair condition, and will not harm the interest of the Company in any way.

2.	I undertake to restrain my duty-related consumption.

3.	I undertake not to utilize any assets of the Company in any investment or consumption unrelated to my performance of duties.

4.	I undertake that the remuneration system established by Board or the Remuneration Committee shall be linked to the implementation of remedial measures relating to dilution on immediate returns.

5.	I undertake that if the Company adopts a stock incentive plan in the future, I will accept that the conditions of exercising the right will be linked to the performance of such projects.

6.	I undertake to perform the remedial measures set by the Company and my undertaking is related to any such remedial measures. If my breach has caused any loss to the Company or investors, I am willing to take the responsibility to compensate the Company or investors for such loss.

7.	Since the date of this undertaking up to completion of the non-public issuance, if the CSRC imposes other new regulatory requirement in relation to the remedial measures relating to dilution on immediate returns and such undertaking cannot meet such rules of the CSRC, I undertake to issue complementary undertakings in accordance with the latest rules of the CSRC.”

APPENDIX III	CERTAIN COMMITMENTS BY THE CONTROLLING SHAREHOLDERS, DIRECTORS AND SENIOR MANAGEMENT OF THE COMPANY ON THE RECOVERY OF IMMEDIATE RETURN

The English version of this Appendix is an unofficial translation of its Chinese version prepared for reference only. In case of any discrepancy between the two versions, the Chinese version shall prevail.

CERTAIN COMMITMENTS BY THE CONTROLLING SHAREHOLDERS,

DIRECTORS AND SENIOR MANAGEMENT OF THE

COMPANY ON THE RECOVERY OF IMMEDIATE RETURN

The 22nd meeting of the sixth session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) has considered and approved resolutions in relation to the non-public issuance of shares (the “Non-public Issuance of Shares”). To ensure the actual implementation of the remedial measures in relation to the Non-public Issuance of Shares and safeguard the legitimate interests of the Company and the shareholders of the Company as a whole, Yankuang Group Company Limited (the controlling shareholder of the Company), the Directors and senior management of the Company have made commitments on the actual implementation of return remedial measures in accordance with the relevant requirements by China Securities Regulatory Committee (the “CSRC”) as follows:

I.	COMMITMENTS MADE BY THE CONTROLLING SHAREHOLDER OF THE COMPANY ON THE REMEDIAL MEASURES RELATING TO THE DILUTION OF IMMEDIATE RETURNS BY THE NON-PUBLIC ISSUANCE OF SHARES

1.	We commit not to exceed our rights to intervene the operation and management of the Company and not to unlawfully occupy the interests of the Company.

2.	From the date of making these commitments until the completion of the non-public issuance, if CSRC imposes other new regulatory requirements in relation to the return remedial measures as well as the commitments which cause the commitments unable to meet such requirements of CSRC, we, the company (Yankuang Group Company Limited), commit to conduct supplementary commitments at that time according to the latest requirements of CSRC.

II.	COMMITMENTS MADE BY DIRECTORS AND SENIOR MANAGEMENT OF THE COMPANY ON THE REMEDIAL MEASURES RELATING TO DILUTION OF IMMEDIATE RETURN BY THE NON-PUBLIC ISSUANCE

1.	I commit not to transfer benefits to other entities and individuals without considerations or under unfair conditions, and not to harm the interests of the Company in any other ways.

2.	I commit to restrain my duty-related consumption activities.

3.	I commit not to utilize any assets of the Company for any investments or consumption activities unrelated to my performance of duties.

4.	I commit that the remuneration system established by the Board or the remuneration committee to be linked with the implementation of the return remedial measures.

5.	I commit that if the Company is to adopt a stock incentive plan in the future, I will support the vesting conditions of the stocked incentive plan set by the Company to be linked with the implementation of the return remedial measures.

APPENDIX III	CERTAIN COMMITMENTS BY THE CONTROLLING SHAREHOLDERS, DIRECTORS AND SENIOR MANAGEMENT OF THE COMPANY ON THE RECOVERY OF IMMEDIATE RETURN

6.	I commit to actually perform the return remedial measures set by the Company and all my commitments relating to the return remedial measures. If I breach such commitments and cause losses to the Company or the investors, I am responsible to indemnify the Company or the investors for such losses.

7.	From the date of making these commitments until the completion of the Non-public Issuance of Shares, if CSRC imposes other new regulatory requirements in relation to the return remedial measures as well as the commitments which cause the commitments unable to meet such requirements of CSRC, I commit to conduct supplementary commitments at that time according to the latest requirements of CSRC.

APPENDIX IV	PLAN FOR RETURN TO THE SHAREHOLDERS FOR THE FORTHCOMING THREE YEARS (2016-2018)

The English version of this Appendix is an unofficial translation of its Chinese version prepared for reference only. In case of any discrepancy between the two versions, the Chinese version shall prevail.

PLAN FOR RETURN TO THE SHAREHOLDERS FOR THE

FORTHCOMING THREE YEARS (2016-2018) OF

YANZHOU COAL MINING COMPANY LIMITED

For the purpose of standardizing and improving the scientific, sustainable and stable profit distribution policy of Yanzhou Coal Mining Company Limited (the “Company”) and protecting legitimate interests of investors, in accordance with the relevant laws, regulations and regulatory documents including the Company Law of the People’s Republic of China (the “PRC”), the Notice on Further Effectively Implementing Distribution of Cash Dividends by Listed Companies and Guidelines No. 3 on the Supervision and Administration of Listed Companies – Distribution of Cash Dividends of Listed Companies which are both issued by the China Securities Regulatory Commission (the “CSRC”), Guidelines of Cash Dividends of Listed Companies and the Stock Listing Rules issued by the Shanghai Stock Exchange as well as the regulations under the articles of association of the Company (the “Articles of Association”), the Company has formulated the plan for return to the Shareholders for the forthcoming three years (2016-2018) of Yanzhou Coal Mining Company Limited (the “Plan”) in connection with the actual conditions of the Company, the major terms of which are as follows:

I.	PRINCIPLES FOR PREPARING THE PLAN

The Company adopts a consistent and stable profit distribution policy, pursuant to which the profit distribution shall emphasis on providing reasonable investment returns to investors while maintaining both the long-term benefits and the sustainable development of the Company.

1.	The purpose of the Plan is to realize the steady, healthy and sustainable development of the Company. Basing on overall analysis of factors including the Company’s operating environment, development plan, profitability, financial condition, requests and intentions of the shareholders of the Company (the “Shareholders”), social capital costs and external financing environment, a consistent, stable and scientific return plan and mechanism for investors is established to ensure the continuity and stability of the profit distribution policy.

2.	The Plan shall meet the requirements of the relevant laws, regulations, regulatory documents and the Articles of Association. In preparing the Plan, the Company shall emphasize reasonable returns to investors while maintaining the sustainable development of the Company and taking into full consideration the feedbacks from Shareholders (especially medium and small shareholders), independent directors and supervisors.

II.	PLAN FOR DIVIDENDS RETURN TO SHAREHOLDERS FROM 2016 TO 2018

1.	Form of profit distribution

The Company may distribute dividends in cash, in shares, in a combination of both cash and shares or other ways permitted by laws and regulations, and priority shall be given to distribution in cash.

APPENDIX IV	PLAN FOR RETURN TO THE SHAREHOLDERS FOR THE FORTHCOMING THREE YEARS (2016-2018)

2.	Conditions to and proportions of profit distribution

Implementation of distribution of cash dividends by the Company shall at least satisfy all of the following conditions at the same time:

(1)	Profit has been made for the year and the accumulated undistributed profit is positive;

(2)	Statutory reserve and surplus reserve have been setting aside in full as required;

(3)	A standard auditor’s report without qualifying opinions has been issued by the auditor institution for the financial report of the Company for the year;

(4)	Priority shall be given to ensuring the sustainable development of the Company and meeting capital needs for the normal production and operation of the Company, and there are no matters including significant investment plan or significant cash expense plan;

(5)	The financial statements of the Company shall, in addition to being prepared in accordance with PRC accounting standards and regulations, be prepared in accordance with either international accounting standards, or that of the place outside the PRC where the Company’s shares are listed. If there is any material difference between the financial statements prepared respectively in accordance with the two accounting standards, such difference shall be stated in the annotations of the financial statements. In distributing its after-tax profits of that particular fiscal year, the lower of the above-mentioned two amounts of the after-tax profits shown in the financial statements shall be adopted.

On satisfying the above conditions to distribution of cash dividends, the Company will actively distribute dividends in cash, which will be conducted once each year in principle. The Company’s total amount of cash dividends shall account for approximately 35% of the Company’s net profit after statutory reserve for that particular fiscal year. Subject to the approvals by the board of directors of the Company (the “Board”) and at the general meeting, the Company may distribute interim cash dividends based on the profit and capital needs of the Company.

On the premises that the Company’s operation is in good condition and that the Board considers there is a mismatch between the Company’s stock price and its scale of share capital and the distribution of share dividends is beneficial to the overall interests of all Shareholders of the Company as well as in other necessary circumstances, the Company may distribute dividends in the form of shares. The distribution of dividends in the form of shares may be conducted either separately or together with cash dividends.

Total profit distributed by the Company in cash for the last three years shall be no less than 30% of the annual average distributable profit for the last three years. The profit distribution by the Company shall not exceed the scope of accumulated distributable profit or impair the Company’s continuous operation capability.

In case of any shareholder’s illegal appropriation of funds of the Company, the Company shall deduct the cash dividends distributed to the shareholder to repay the funds appropriated.

APPENDIX IV	PLAN FOR RETURN TO THE SHAREHOLDERS FOR THE FORTHCOMING THREE YEARS (2016-2018)

3.	Differentiated dividends policy

The Board shall propose differentiated cash dividends policy in accordance with the procedures required under the Articles of Association, after taking into full consideration the characteristics of the industry in which the Company operates, the stage of development, the own business model of the Company, the standard of profitability and whether there are significant capital expenses and making the following classifications:

(1)	If the Company is at maturity stage and there is no arrangement for significant capital expenses, in making profit distribution, cash dividends shall account for at least 80% of total dividends to be distributed;

(2)	If the Company is at maturity stage and there are arrangements for significant capital expenses, in making profit distribution, cash dividends shall account for at least 40% of total dividends to be distributed;

(3)	If the Company is at growth stage and there are arrangements for significant capital expenses, in making profit distribution, cash dividends shall account for at least 20% of total dividends to be distributed;

(4)	When it is difficult to identify the development stage of the Company but there are arrangements for significant capital expenses, the preceding provision shall apply.

4.	Decision-making procedures for profit distribution

The Board is responsible for preparing the profit distribution plan. Based on the Company’s profit distribution plan and in view of factors including the Company’s current production and operation situations, cash flows conditions, future business development plans and capital expense needs and the make-up extent for losses occurred in previous years, the Board shall prepare cash dividends and profit distribution proposal of the Company with an aim to realize reasonable returns to Shareholders.

In the process of discussing the profit distribution proposal, the Board shall carefully study and discuss the timing, condition and lowest percentage, adjustments conditions and other required decision-making procedures of the distribution of cash dividends of the Company. It shall conduct thorough discussion with independent directors and supervisors and shall seek feedbacks through various channels including office telephone, facsimile and email from Shareholders especially from medium and small shareholders. The profit distribution proposal shall be formed to provide consistent, stable and scientific returns to all Shareholders, and is subject to the consideration and approval by the Board and the supervisory committee of the Company (the “Supervisory Committee”) and at the general meeting as an ordinary resolution. Independent directors shall independently express their opinions on the profit distribution proposal.

The profit distribution proposal submitted by Board shall be voted at the general meeting in accordance with relevant laws and regulations. When considering the profit distribution proposal at the general meeting, various channels should be utilized to actively communicate and exchange information with Shareholders, especially medium and small shareholders, taking into full account the opinions and requests of them and answer their concerned questions in a timely manner.

If the Company is making profit for the year, but the Board does not submit the cash dividends proposal or the accumulated profit distributed by the Company in cash for the last three years is less than 30% of the annual average distributable profit for the last three years due to special situations, the Company shall make detailed disclosure in its annual report and explain the reason of no cash dividends distributed and the uses and using plans of the capital not utilized as cash dividends and reserved in the Company, with independent opinions issued by independent directors on the cash dividends proposal.

APPENDIX IV	PLAN FOR RETURN TO THE SHAREHOLDERS FOR THE FORTHCOMING THREE YEARS (2016-2018)

5.	Adjustment to profit distribution policy

The profit distribution policy of the Company shall not be changed at will. If national laws and regulations and securities regulatory authorities introduce new rules in relation to the profit distribution of the listed companies or if there are material changes in the external operating environment as well as the Company’s own operation conditions such that the implementation of the current profit distribution policy may severely affect the sustainable development of the Company, the Company can make adjustments to the profit distributing policy in that particular year. The Board shall conduct thorough study and discussion with an aim of protecting shareholder’s equity. The resolution shall not be submitted to the general meeting for consideration as a special resolution unless with the consent of over two-thirds of all directors as well as the consent of over half of independent directors at the Board meeting held to approve the amendments to the profit distribution. The resolution to be submitted to the general meeting shall state and discuss in details the reasons for such amendments, and independent directors shall independently express independent opinions on the rationality of the amendments to the profit distribution proposal.

The Supervisory Committee shall consider and approve the profit distribution policy as revised by the Board, with the consent of over two-thirds of all supervisors. The Supervisory Committee shall also monitor the implementation of the Company’s dividends policy and plan for returns to Shareholders by the Board and the management of the Company.

III.	MECHANISM FOR THE PREPARATION OF AND ADJUSTMENT TO THE PLAN

Based on the profit distribution policy and the realistic conditions of the Company, the Board shall review and prepare the plan for dividends and return to Shareholders all over again once at least three years in view of the opinions obtained from independent directors or the Supervisory Committee and Shareholders. In case of any changes to the external operating environment or material changes to its own operation, the Company may adjust the plan for dividends and return to Shareholders, and the procedures for the adjustments will be in compliance with the procedures referred to in the section II headed “5. Adjustment to profit distribution policy” in the Plan.

In adjusting the dividends distribution policy and the plan for dividends and return to Shareholders, the Board, the Supervisory Committee and the general meeting shall give full consideration to the opinions of independent directors and the views of public investors in the decision-making and discussion procedures. The Company will seek and accept advices and supervisions from the public investors on the profit distribution matter through various channels (telephone, facsimile, email, investors relation interaction platform), taking into full account the opinions and requests of medium and small shareholders and answer their concerned questions in a timely manner.

IV.	MATTERS NOT COVERED IN THE PLAN

Any matters not covered in the Plan shall be handled in accordance with the relevant laws, regulations, regulatory documents and the Articles of Association.

V.	EFFECTIVE DATE

The Plan shall be interpreted by the Board and shall take effect and be implemented from the date of its approval at the general meeting.

APPENDIX V	AMENDMENTS TO ARTICLES OF ASSOCIATION

The Board proposes the following amendments to the Articles of Association:

1.	The original second paragraph of Article 49 of the existing Articles of Association provides the following:

Application by a holder of Domestic-Invested Shares, who has lost his share certificate, for a replacement share certificate shall be dealt with in accordance with Article 144 of the Company Law.

The above paragraph is to be amended as follows:

Application by a holder of Domestic-Invested Shares, who has lost his share certificate, for a replacement share certificate shall be dealt with in accordance with relevant provisions of the Company Law.

2.	The original Article 111 of the existing Articles of Association provides the following:

A shareholder (including a proxy), when voting at a shareholders’ general meeting, may exercise such voting rights as are attached to the number of voting shares which he represents. Each share shall have one (1) vote.

The Company’s shares held by the Company do not carry any voting rights, and shall not be counted into the total number of shares carrying voting rights in the shareholders’ general meeting.

The above paragraph is to be amended as follows:

A shareholder (including a proxy), when voting at a shareholders’ general meeting, may exercise such voting rights as are attached to the number of voting shares which he represents. Each share shall have one (1) vote.

When material issues affecting the interests of minority shareholders are considered at the shareholders’ general meeting, the votes of minority shareholders shall be counted separately. The results of separate vote counting shall be disclosed publicly in a timely manner.

The Company’s shares held by the Company do not carry any voting rights, and shall not be counted into the total number of shares carrying voting rights in the shareholders’ general meeting.

The Board of Directors, independent directors, and shareholders who meet the relevant requirements may openly solicit voting rights from other shareholders. Information including the specific voting intention shall be fully disclosed to the shareholders from whom voting rights are being solicited. Consideration or de facto consideration for soliciting shareholders’ voting rights is prohibited. The Company shall not impose any minimum shareholding limitation for soliciting voting rights.

3.	The original Article 122 of the existing Articles of Association provides the following:

When considering the resolutions being submitted for voting, shareholders attending the meeting shall deliver their opinion in respect of approval or objection to such motions or abstention from voting. (Voting by H Shareholders may not include abstention from voting.)

APPENDIX V	AMENDMENTS TO ARTICLES OF ASSOCIATION

Failure to or wrongly complete the ballot paper, or the ballot paper being illegible, and ballot paper not voted shall be deemed as the voter abstaining from voting. The votes represented by such shares shall be counted as “abstention”.

The above paragraph is to be amended as follows:

When considering the resolutions being submitted for voting, shareholders attending the meeting shall deliver their opinion in respect of approval or objection to such motions or abstention from voting. (Voting by H Shareholders may not include abstention from voting.)

Failure to or wrongly complete the ballot paper, or the ballot paper being illegible, and ballot paper not voted shall be deemed as the voter abstaining from voting. The votes represented by such shares shall be counted as “abstention”.

Unless securities registration and settlement institutions, as the nominal holders of Shares that can be traded through Shanghai-Hong Kong Stock Connect, make declarations according to the intention of actual holders.

4.	The original Article 137 of the existing Articles of Association provides the following:

The Company shall, with its priority to ensure that the shareholders’ general meeting is legal and effective, enlarge the proportion of public shareholders participating in the shareholders’ general meeting through various manner and means including providing modern information technological means such as voting platform through internet. Attendance shall be accepted for shareholders who attend the general meeting through the above means.

When the five issues set out in paragraph 2 of Article 138 of the Articles of Association are proposed to be considered at the shareholders’ general meeting of the Company, domestic shareholders shall be given an online voting platform in addition to live meetings.

Online voting access for domestic shareholders shall be provided through internet service providers designated by China Securities Regulatory Commission and Shanghai Stock Exchange. The holders of Overseas Listed Foreign Invested Shares will not be provided with online voting access.

Upon completion of the voting process at the shareholders’ general meeting, the Company shall consolidate, in respect of each proposal, the voting results of live meeting, online voting and other forms of voting in accordance with the relevant regulation before making any announcement.

The above paragraph is to be amended as follows:

The Company shall, with its priority to ensure that the shareholders’ general meeting is legal and effective, enlarge the proportion of public shareholders participating in the shareholders’ general meeting through various manner and means including providing modern information technological means such as voting platform through internet. Attendance shall be accepted for shareholders who attend the general meeting through the above means.

Online voting access for domestic shareholders shall be provided through internet service providers designated by China Securities Regulatory Commission and Shanghai Stock Exchange. The holders of Overseas Listed Foreign Invested Shares will not be provided with online voting access.

APPENDIX V	AMENDMENTS TO ARTICLES OF ASSOCIATION

Upon completion of the voting process at the shareholders’ general meeting, the Company shall consolidate, in respect of each proposal, the voting results of live meeting, online voting and other forms of voting in accordance with the relevant regulation before making any announcement.

5.	The original Article 248 of the existing Articles of Association provides the following:

The profit distribution policies of the Company

(1)	Form and interval of profit distribution

The Company may distribute dividends in cash, in shares or in a combination of both cash and shares.

In the event that conditions for distribution of cash dividend are met, cash dividend shall be distributed prior to share dividend.

Final dividends shall be paid once a year. The shareholders shall by way of an ordinary resolution authorise the board of directors to declare and pay final dividends of the Company. The Company may distribute interim cash dividends upon obtaining approval from the board of directors and the shareholders at the general meeting. There should at least be a 6-month accounting period interval when the Company distributes cash dividends.

(2)	Conditions for distributing cash dividends and proportion of cash dividends

On the premise of securing the Company’s sustainable development and provided that the Company has recorded a profit in a particular year and that its accumulated undistributed profit is positive, the Company’s cash dividends shall account for approximately 35% of the Company’s net profit after statutory reserve for that particular year, unless the Company has scheduled significant investments or significant cash requirements.

Significant investments or significant cash requirements mean investments or cash requirements scheduled for the next 12 months that are equivalent to or exceed 50% of the total profit of the Company realized in the most recent financial year.

(3)	Conditions for distributing share dividends

On the premises that the Company’s operation is in good condition and that the Board considers the distribution of share dividends is beneficial to the overall interest of all shareholders of the Company due to a mismatch between the Company’s stock price and its scale of share capital and in other necessary circumstances, the Company may distribute dividends in the form of shares.

The above paragraph is to be amended as follows:

The profit distribution policies of the Company

(1)	Form and interval of profit distribution

The Company may distribute dividends in cash, in shares or in a combination of both cash and shares.

APPENDIX V	AMENDMENTS TO ARTICLES OF ASSOCIATION

In the event that conditions for distribution of cash dividend are met, cash dividend shall be distributed prior to share dividend.

Final dividends shall be paid once a year. The shareholders shall by way of an ordinary resolution authorise the board of directors to declare and pay final dividends of the Company. The Company may distribute interim cash dividends upon obtaining approval from the board of directors and the shareholders at the general meeting. There should at least be a 6-month accounting period interval when the Company distributes cash dividends.

(2)	Conditions for distributing cash dividends and proportion of cash dividends

On the premise of securing the Company’s sustainable development and provided that the Company has recorded a profit in a particular year and that its accumulated undistributed profit is positive, the Company’s cash dividends shall account for approximately 35% of the Company’s net profit after statutory reserve for that particular year, unless the Company has scheduled significant investments or significant cash requirements.

Significant investments or significant cash requirements mean investments or cash requirements scheduled for the next 12 months that are equivalent to or exceed 50% of the total profit of the Company realized in the most recent financial year.

(3)	Conditions for distributing share dividends

On the premises that the Company’s operation is in good condition and that the Board considers the distribution of share dividends is beneficial to the overall interest of all shareholders of the Company due to a mismatch between the Company’s stock price and its scale of share capital and in other necessary circumstances, the Company may distribute dividends in the form of shares.

(4)	Different Cash Dividend Policy

The Company shall, after considering various factors such as the characteristics of the industry where it operates, stage of development, business model, profitability and whether there are significant capital expenditure arrangements, propose different cash dividend policy based on the following situation according to statutory procedures:

(i)	If the Company is at a mature stage of development with no significant capital expenditure arrangement at the time of profit distribution, cash dividend payout ratio of such profit distribution shall be at least 80%;

(ii)	If the Company is at a mature stage of development with significant capital expenditure arrangement at the time of profit distribution, cash dividend payout ratio of such profit distribution shall be at least 40%;

(iii)	If the Company is in a growing stage of development with significant capital expenditure arrangement at the time of profit distribution, cash dividend payout ratio of such profit distribution shall be at least 20%; and

(iv)	If the stage of development of the Company is difficult to be distinguished but involves significant capital expenditure arrangement, the distribution can be arranged in accordance with the above provision.

APPENDIX V	AMENDMENTS TO ARTICLES OF ASSOCIATION

6.	The original Article 249 of the existing Articles of Association provides the following:

Procedures on approving the profit distribution plan

The Board is responsible for preparing the profit distribution plan.

In the process of determining the profit distribution plan, the Board shall discuss with the independent directors and the supervisory committee adequately; the Board should also adopt different approaches to listen to the opinions of public shareholders, and examine the rationality of such plan.

The main procedures on approving the profit distribution plan are as follows:

(1)	approved by more than half of the independent directors;

(2)	considered and approved by more than half of all directors;

(3)	considered and approved by more than half of all supervisors;

(4)	considered and approved at the shareholders’ general meeting by way of an ordinary resolution. During the general meeting when discussing and considering the matters relating to profit distributing, various methods such as internet voting, and establishing an investors communication forum on the Company’s website can be used to give public shareholders the opportunity to express their opinions and enquiries.

The above paragraph is to be amended as follows:

Procedures on approving the profit distribution plan

The Board is responsible for preparing the profit distribution plan.

During the formulation of the profit distribution plan, the Board

When determining specific cash dividend proposal of the Company, the Board of Directors shall discuss thoroughly with the Independent Directors and supervisors, listen to the advice of the public shareholders through various ways, demonstrate the rationality of the profit distribution plan, study and demonstrate matters including the timing, conditions, the lowest percentage, the conditions of adjustment and determination procedures of distributing cash dividends of the Company.

Before the specific proposals for distributing cash dividends are considered at the general meeting, the Company shall communicate with the shareholders, especially the minority shareholders, through various channels, such that the opinions and requests of the public shareholders can be fully heard, and their concerns can be responded in a timely manner.

The independent Directors can gather views from minority shareholders in order to propose a distribution proposal, and submit it directly to the Board of Directors for its approval.

APPENDIX V	AMENDMENTS TO ARTICLES OF ASSOCIATION

The main procedures on approving the profit distribution plan are as follows:

(1)	Independent Directors shall express their independent opinions and approved by more than half of the independent directors;

(2)	considered and approved by more than half of all directors;

(3)	considered and approved by more than half of all supervisors;

(4)	considered and approved at the shareholders’ general meeting by way of an ordinary resolution. During the general meeting when discussing and considering the matters relating to profit distributing, various methods such as internet voting, and establishing an investors communication forum on the Company’s website can be used to give public shareholders the opportunity to express their opinions and enquiries.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC